      As filed with the Securities and Exchange Commission on November 20, 1995
                                                        Registration No. 33- ___

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM N-14

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Pre-Effective Amendment No. ___    [  ]
                       Post-Effective Amendment No. ___   [  ]

                 DREYFUS MASSACHUSETTS MUNICIPAL MONEY MARKET FUND
                  (Exact Name of Registrant as Specified in Charter)

                             200 Park Avenue - 55th Floor
                               New York, New York 10166
                       (Address of Principal Executive Offices)

                                    (800) 225-5267
                    (Registrant's Area Code and Telephone Number)

                             John E. Pelletier, Secretary
                  Dreyfus Massachusetts Municipal Money Market Fund
                             200 Park Avenue - 55th Floor
                               New York, New York 10166
                       (Name and Address of Agent for Service)

              Approximate  Date   of  Proposed  Public  Offering:   as  soon  as
     practicable after this Registration Statement becomes effective.

              The Registrant has filed a declaration registering an indefinite number of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is payable herewith. The Registrant filed on March 23, 1995, the notice required by Rule 24f-2 for its fiscal year ended January 31, 1995.

              THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                  DREYFUS MASSACHUSETTS MUNICIPAL MONEY MARKET FUND

                          CONTENTS OF REGISTRATION STATEMENT


     This Registration Statement contains the following documents:


     Cover Sheet

     Contents of Registration Statement

     Cross Reference Sheet

     Letter to Shareholders

     Notice of Special Meeting

     Part A - Prospectus/Proxy Statement

     Part B - Statement of Additional Information

     Part C - Other Information

     Signature Pages

     Exhibits

                                    DREYFUS MASSACHUSETTS MUNICIPAL MONEY MARKET FUND
                                            Form N-14 Cross Reference Sheet


               Part A Item No.                                     Prospectus/Proxy
               and Caption                                         Statement Caption
               ---------------                                     -----------------

       1.      Beginning of Registration Statement and Outside     Cover Page
               Front Cover Page of Prospectus

       2.      Beginning and Outside Back Cover Page of            Table of Contents
               Prospectus
       3.      Synopsis Information and Risk Factors               Summary of Proposal 1; Comparison of Investment
                                                                   Objectives and Policies

       4.      Information About the Transaction                   Summary of Proposal 1;  Information about the
                                                                   Reorganization
       5.      Information About the Registrant                    Summary of Proposal 1; Comparison of Investment
                                                                   Objectives and Policies; See also, the
                                                                   Prospectus of Dreyfus Massachusetts Municipal
                                                                   Money Market Fund, dated May 31, 1995,
                                                                   previously filed on EDGAR, Accession No.
                                                                   0000871967-95-000003

       6.      Information About the Company Being Acquired        Summary of Proposal 1; Comparison of Investment
                                                                   Objectives and Policies; See also, the
                                                                   Prospectus of Dreyfus/Laurel Massachusetts Tax-
                                                                   Free Money Fund, dated October 31, 1995,
                                                                   previously filed on EDGAR, Accession No.
                                                                   0000717341-95-000020

       7.      Voting Information                                  Voting Information
       8.      Interest of Certain Persons and Experts             Summary of Proposal 1; Information about the
                                                                   Reorganization

       9.      Additional Information Required for Reoffering      Not Applicable
               by Persons Deemed to be Underwriters






                                                THE MASSACHUSETTS MUNICIPAL MONEY MARKET FUND
                                                       Form N-14 Cross Reference Sheet
                                                                 (continued)


               Part B Item No.                                     Statement of Additional
               and Caption                                         Information Caption
               ---------------                                     -----------------------

       10.     Cover Page                                          Cover Page

       11.     Table of Contents                                   Table of Contents

       12.     Additional Information About the Registrant         Statement of Additional Information of Dreyfus
                                                                   Massachusetts Municipal Money Market Fund,
                                                                   dated May 31, 1995, previously filed on EDGAR,
                                                                   Accession No. 0000871967-95-000003
       13.     Additional Information About the Company Being      Statement of Additional Information of
               Acquired                                            Dreyfus/Laurel Massachusetts Tax-Free Money
                                                                   Fund, dated October 31, 1995, previously filed
                                                                   on EDGAR, Accession No. 0000717341-95-000020

       14.     Financial Statements                                Audited Financial Statements for the Period
                                                                   Ended January 31, 1995, in the Statement of
                                                                   Additional Information of Dreyfus Massachusetts
                                                                   Municipal Money Market Fund, dated May 31,
                                                                   1995, previously filed on EDGAR, Accession No.
                                                                   0000871967-95-000003

                                                                   Semi-Annual Report of Dreyfus Massachusetts
                                                                   Municipal Money Market Fund for Period Ended
                                                                   July 31, 1995, previously filed on EDGAR,
                                                                   Accession No. 0000871967-95-000012

                                                                   Annual Report of Dreyfus/Laurel Massachusetts
                                                                   Tax-Free Money Fund, for Fiscal Year Ended June
                                                                   30, 1995, previously filed on EDGAR, Accession
                                                                   No. 0000717341-95-000012

                                                                   Pro Forma Financial Statements as of July 31,
                                                                   1995




              Part C
              ------
              Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                     THE DREYFUS/LAUREL TAX-FREE MUNICIPAL FUNDS
                   DREYFUS/LAUREL MASSACHUSETTS TAX-FREE MONEY FUND
                                   200 PARK AVENUE
                               NEW YORK, NEW YORK 10166

                                  December 21, 1995

     Dear Shareholder:

              The Board of Trustees of The Dreyfus/Laurel Tax-Free Municipal Funds (formerly known as The Laurel Tax-Free Municipal Funds and prior to that as The Boston Company Tax-Free Municipal Funds) (the "Trust") has
     recently reviewed and unanimously endorsed two proposals for the reorganization of Dreyfus/Laurel Massachusetts Tax-Free Money Fund (the "Fund"), a series of the Trust, that the Trustees judge to be in the best interests of the shareholders of the Fund.

              Under the first proposal, Dreyfus Massachusetts Municipal Money Market Fund (the "Acquiring Fund"), another fund advised by the Fund's investment adviser, The Dreyfus Corporation ("Dreyfus"), would acquire a portion of the Fund's assets having a value equal to the aggregate net asset value of the Fund's Investor class of shares. Holders of those shares would become shareholders of the Acquiring Fund, receiving (in exchange for their Investor shares) shares of the Acquiring Fund with an aggregate net asset value equivalent to their investment in the Fund at the time of the transaction, and the Fund's Investor class of shares would be terminated. The Board of Trustees has determined that the proposed transaction should provide benefits to shareholders due, in part, to more efficient operations.

              The second proposal, which will be implemented only if the first proposal is also approved, seeks approval of a new investment management agreement between Dreyfus and the Trust with respect to the Fund.

              The first proposal would be voted upon by holders of both Investor and Class R shares of the Fund, while the second proposal would be voted upon only by holders of the Fund's Class R shares. Each proposal is discussed in greater detail in the attached Proxy Statement.

              The Board of Trustees has called a special meeting of shareholders to be held February 15, 1996 to consider these proposals. YOUR PARTICIPATION IS ENCOURAGED AND YOU ARE ASKED TO REVIEW, COMPLETE, DATE, SIGN AND RETURN YOUR PROXY CARD SO THAT IT WILL BE RECEIVED NO LATER THAN FEBRUARY 14, 1996.

              I thank you for your participation as a shareholder and urge you to please exercise your right to vote by completing, dating, signing and returning the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

              If you have any questions regarding the proposed transaction, please call 1-800-645-6561.

              IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED NO LATER THAN FEBRUARY 14, 1996.

                                       Sincerely,



                                       Marie E. Connolly
                                       President, The Dreyfus/Laurel
                                         Tax-Free Municipal Funds

                     THE DREYFUS/LAUREL TAX-FREE MUNICIPAL FUNDS
                   DREYFUS/LAUREL MASSACHUSETTS TAX-FREE MONEY FUND
                                   200 PARK AVENUE
                              NEW YORK, NEW YORK  10166

                      NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           To Be Held on February 15, 1996

              Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of Dreyfus/Laurel Massachusetts Tax-Free Money Fund (the "Transferring Fund"), a series of The Dreyfus/Laurel Tax-Free Municipal Funds (formerly known as The Laurel Tax-Free Municipal Funds and prior to that as The Boston Company Tax-Free Municipal Funds) (the "Trust"), will be held at the offices of the Trust, 200 Park Avenue, New York, New York, on February 15, 1996 at 10:00 a.m., Eastern time, for the following purposes:

     1. For Investor and Class R shareholders of the Transferring Fund to approve or disapprove the Agreement and Plan of Reorganization dated as of November 1, 1995 (the "Plan") between the Trust (on behalf of the Transferring Fund) and Dreyfus Massachusetts Municipal Money Market Fund (the "Acquiring Fund"), providing for the transfer to the Acquiring Fund of a portion of the assets of the Transferring Fund having a value equal to the aggregate net asset value of the Investor shares of the Transferring Fund, in exchange for shares of the Acquiring Fund, and the redemption in kind of such Investor shares by distributing to holders thereof shares of the Acquiring Fund equal in value to the Investor shares redeemed;

     2. For Class R shareholders of the Transferring Fund to approve or disapprove an investment management agreement (the "New Agreement") between The Dreyfus Corporation ("Dreyfus") and the Trust under which (a) the management fee payable by the Transferring Fund to Dreyfus for providing or arranging for the provision of substantially all services to the Transferring Fund would be increased from .35 (the current rate) to .45 of 1% of the Transferring Fund's average daily net assets and (b) certain other changes would be implemented. The adjustments to the Transferring Fund's management fee will become effective only if the Plan (Proposal 1) is approved and consummated, in which event Dreyfus has agreed to limit its fee for one year following the implementation of the New Agreement to .35 of 1% of the Transferring Fund's average daily net assets; and

     3. To consider and act upon such other matters as may properly come before the Meeting or any adjournment or adjournments thereof.

              The Trustees of the Trust have fixed the close of business on December 4, 1995 as the record date for the determination of shareholders of the Transferring Fund entitled to notice of and to vote at this Meeting or any adjournment thereof.

              IT IS IMPORTANT THAT PROXY CARDS BE RETURNED PROMPTLY. SHARE-HOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED WITHOUT DELAY TO SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY MATERIALS WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

     December 21, 1995                 By order of the Board of Trustees

                                       JOHN E. PELLETIER
                                       Secretary

                        INSTRUCTIONS FOR EXECUTING PROXY CARDS

              The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

     1. INDIVIDUAL ACCOUNTS: Sign your name exactly as it appears in the registration on the proxy card(s).

     2.       JOINT ACCOUNTS:  Either party may sign, but the  name of the party
              signing   should  conform   exactly  to   a  name  shown   in  the
              registration on the proxy card(s).

     3.       ALL  OTHER ACCOUNTS:   The capacity of the  individual signing the
              proxy card(s) should be indicated unless it is reflected in the form of registration. For example:

              Registration                              Valid Signature
              ---------------------------               ---------------
              Corporate Accounts
              ------------------
              (1)  ABC Corp.                            John Doe, Treasurer
              (2)  ABC Corp.
                   c/o John Doe, Treasurer              John Doe, Treasurer
              (3)  ABC Corp. Profit Sharing Plan        John Doe, Trustee


              Trust Accounts
              --------------
              (1)  ABC Trust                            Jane B. Doe, Trustee
              (2)  Jane B. Doe, Trustee
                   u/t/d/ 12/28/78                      Jane B. Doe, Trustee


              Custodial or Estate Accounts
              ----------------------------

              (1)  John B. Smith, Cust.
                   f/b/o John B. Smith, Jr. UGMA        John B. Smith
              (2)  John B. Smith                        John   B.   Smith,  Jr.,
                                                        Executor

                  DREYFUS MASSACHUSETTS MUNICIPAL MONEY MARKET FUND

                                --------------------

                  DREYFUS/LAUREL MASSACHUSETTS TAX-FREE MONEY FUND,
               a series of THE DREYFUS/LAUREL TAX-FREE MUNICIPAL FUNDS

                                --------------------

                                   200 PARK AVENUE
                              NEW YORK, NEW YORK  10166
                                    1-800-645-6561

                  PROSPECTUS/PROXY STATEMENT DATED DECEMBER 21, 1995


              This Prospectus/Proxy Statement (the "Proxy Statement") is being furnished to Investor and Class R shareholders of Dreyfus/Laurel Massachusetts Tax-Free Money Fund (the "Transferring Fund"), a series of The Dreyfus/Laurel Tax-Free Municipal Funds (formerly known as The Laurel Tax-Free Municipal Funds and prior to that known as The Boston Company Tax-Free Municipal Funds) (the "Trust"), a non-diversified management investment company, in connection with two proposals being submitted to shareholders of the Transferring Fund for their consideration at a Special Meeting of Shareholders to be held on February 15, 1996 at 10:00 a.m. Eastern time, at the offices of the Trust, 200 Park Avenue, New York, New York, and any adjournments thereof (the "Meeting"). The first proposal is for approval of an Agreement and Plan of Reorganization between Dreyfus Massachusetts Municipal Money Market Fund (the "Acquiring Fund") and the Trust on behalf of the Transferring Fund (the "Plan"). A conformed copy of the Plan is attached to this Proxy Statement as Appendix A. The second proposal is for approval of a new management agreement between The Dreyfus Corporation ("Dreyfus") and the Trust on behalf of the Transferring Fund (the "New Agreement"). A copy of the form of the New Agreement is attached to this Proxy Statement as Appendix B.


                               -----------------------

              THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              MUTUAL FUND SHARES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. AN INVESTMENT IN THE DREYFUS MASSACHUSETTS MUNICIPAL MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE DREYFUS MASSACHUSETTS MUNICIPAL MONEY MARKET FUND WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

              The  Funds.   Both the  Transferring Fund  and the  Acquiring Fund
     (sometimes referred to herein individually as a "Fund" and collectively as the "Funds") are open-end, non-diversified management investment companies known as money market funds. The Acquiring Fund's investment objective is to provide investors with as high a level of current income exempt from Federal and Massachusetts income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Transferring Fund's investment objective is to provide a high level of current income exempt from Federal and Massachusetts income taxes. The Transferring Fund seeks to obtain this objective by investing in high quality, short-term municipal securities. Dreyfus, a wholly owned subsidiary of Mellon Bank, N.A. ("Mellon Bank"), serves as investment manager to both Funds.

              The Plan. The Plan provides for a portion of the assets of the Transferring Fund having a value equal to the aggregate net asset value of the Investor class of shares of beneficial interest in the Transferring Fund (the "Investor Shares") to be transferred to the Acquiring Fund in exchange for shares of the Acquiring Fund (the "Acquiring Fund Shares") (such transaction being hereinafter referred to as the "Reorganization"). Holders of Investor Shares and Class R shares of beneficial interest in the Transferring Fund ("Class R Shares") are requested to vote on the Reorganization.

              Pursuant to the Reorganization, Investor Shares will be redeemed by the Transferring Fund's distributing to the holders thereof of the Acquiring Fund Shares. As a result of the Reorganization, a holder of Investor Shares will receive that number of Acquiring Fund Shares having an aggregate net asset value equal to the aggregate net asset value of such shareholder's Investor Shares held as of the time of the Reorganization. Class R Shares in which a holder of Investor Shares also has a beneficial interest immediately before noon on the Closing Date will also be redeemed for cash as part of the Reorganization. Class R Shares not redeemed will remain outstanding after the Reorganization, and the Transferring Fund will thereafter operate as a single class fund.

              The Reorganization will not be a tax-free reorganization, but because both Funds are money market funds that seek to maintain a net asset value per share ("NAV") of $1.00, Dreyfus has indicated that it anticipates that any gain or loss recognized to holders of Investor Shares for Federal income tax purposes would be minimal. Shareholders should consult their tax advisers with respect to the tax effect of the Reorgani-zation on them.

              The New Agreement. Under the New Agreement, the management fee payable by the Transferring Fund to Dreyfus for providing or arranging for the provision of substantially all services to the Transferring Fund would be increased from .35 (the current rate) to .45 of 1% of the Transferring Fund's average daily net assets and certain other changes will be implemented. Dreyfus has indicated that, if the New Agreement is approved, it will nonetheless limit its fee to .35 of 1% of the
     Transferring Fund's average daily net assets for a period of one year following implementation of the New Agreement (which is expected to be coincident with consummation of the Reorganization). Only holders of Class R Shares are requested to vote on the New Agreement.

              Available Information. This Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that shareholders of the Transferring Fund should know before voting on the Plan and receiving Acquiring Fund Shares and that holders of Class R Shares should know before voting on the New Agreement.

              Certain relevant documents listed below have been filed with the Securities and Exchange Commission ("SEC") and are incorporated herein in whole or in part by reference. A Statement of Additional Information dated December 21, 1995, relating to this Proxy Statement, incorporating by reference the audited financial statements of the Acquiring Fund at January 31, 1995, the unaudited financial statements of the Acquiring Fund at July 31, 1995, and the audited financial statements of the Transferring Fund at June 30, 1995, has been filed with the SEC and is incorporated by reference in its entirety herein. Copies of such Statement of Additional Information, and of the Annual Report of the Acquiring Fund for its fiscal year ended January 31, 1995, including its audited financial statements, and the Semi-Annual Report of the Acquiring Fund for the period ended July 31, 1995, including its unaudited financial statements, are available upon request and without charge by writing to the Acquiring Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11566-0144, or by calling toll-free 1-800-645-6561. A Prospectus describing the Acquiring Fund accompanies this Proxy Statement, and a Statement of Additional Information relating to that Prospectus is incorporated by reference herein in its entirety. A copy of that Statement of Additional Information is also available upon request and without charge by writing to the Acquiring Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11566-0144, or by calling toll-free 1-800-645-6561.

              The Prospectus of the Trust describing the Transferring Fund dated October 31, 1995, and a Statement of Additional Information of the same date relating to that Prospectus, are incorporated by reference herein in their entirety. Copies of that Prospectus, that Statement of Additional Information, and the Annual Report of the Transferring Fund for its fiscal year ended June 30, 1995, including its audited financial statements, are available upon request and without charge by writing to the Transferring Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11566-0144, or by calling toll-free 1-800-645-6561.

              Also accompanying this Proxy Statement as Appendix A is a copy of the Plan for the proposed Reorganization and as Appendix B is a copy of the proposed New Agreement.

     TABLE OF CONTENTS

                                                                            Page
                                                                            ----

     Proposal 1:  The Proposed Reorganization                                  5

     Summary of Proposal 1                                                     5

     Reasons for the Reorganization                                           12

     Information about the Reorganization                                     14

     Comparison of Investment Objectives and Policies                         18

     Risk Factors                                                             20

     Comparative Information on Shareholders' Rights                          21

     Additional Information About the Funds                                   23

     Proposal 2:  The New Investment Management Agreement                     24

     Summary of Proposal 2                                                    24

     The New Agreement                                                        25

     Certain Other Changes                                                    28

     Reasons for Proposal 2                                                   29

     Other Information                                                        31

     Financial Statements and Experts                                         37

     Legal Matters                                                            38

     Appendix A:  Agreement and Plan of
                      Reorganization                                         A-1

     Appendix B:  Form of Investment Management Agreement                    B-1

     Appendix C:  Expense Ratio Comparison Under New Agreement               C-1

                      PROPOSAL 1: THE PROPOSED REORGANIZATION --
         TRANSFER OF A PORTION OF THE ASSETS OF THE TRANSFERRING FUND TO THE ACQUIRING FUND IN EXCHANGE FOR ACQUIRING FUND SHARES AND DISTRIBUTION OF
                    SUCH SHARES IN REDEMPTION OF INVESTOR SHARES

                                SUMMARY OF PROPOSAL 1
                        (to be voted on by all shareholders)

              THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT, THE PROSPECTUS OF THE ACQUIRING FUND DATED MAY 31, 1995, THE PROSPECTUS OF THE TRANSFERRING FUND DATED OCTOBER 31, 1995, AND THE PLAN, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT AS APPENDIX A.

              PROPOSED REORGANIZATION. The Plan provides for the transfer to the Acquiring Fund of a portion of the assets of the Transferring Fund having a value equal to the aggregate net asset value of the Investor Shares, in exchange for the Acquiring Fund Shares. Under the Plan, all Investor Shares will be redeemed by distributing to the holders thereof the Acquiring Fund Shares. As a result of the Reorganization, each holder of Investor Shares will become the holder of that number of full and fractional Acquiring Fund Shares having an aggregate net asset value equal to the aggregate net asset value of the shareholder's Investor Shares as of 12:00 noon, Eastern time, on the date the Reorganization is consummated (the "Closing Date"). Following the Reorganization, the Transferring Fund will continue to operate as a separate single class fund, with its share-holders initially consisting of those persons who hold Class R Shares on the Closing Date. See "Information about the Reorganization."

              For the reasons set forth below under "Reasons for the Reorgani-zation," the Board of Trustees of the Trust, including the Trustees who are not "interested persons" as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has unanimously deter-mined that the Reorganization is in the best interests of the shareholders of the Transferring Fund and that the interests of holders of Investor Shares and Class R Shares will not be diluted as a result of the Reorgani-zation. The Board of Trustees of the Acquiring Fund, including those Trustees who are not "interested persons" as defined in the 1940 Act, has similarly unanimously determined that the Reorganization is in the best interests of the shareholders of the Acquiring Fund and that the interests of its shareholders will not be diluted as a result of the Reorganization. The Trust's Board of Trustees has therefore submitted the Plan for the approval of the Transferring Fund's shareholders.

              THE BOARD OF TRUSTEES OF THE TRUST RECOMMENDS APPROVAL OF THE PLAN EFFECTING THE REORGANIZATION.

              Approval of the Plan on the part of the Transferring Fund will require the affirmative vote of a "majority of the outstanding voting securities" of the Transferring Fund and of each class thereof, which for this purpose means the affirmative vote of the lesser of: (1) 67% of the voting securities of the Transferring Fund or class present at the Meet-ing, if the holders of more than 50% of the outstanding voting securities of the Transferring Fund or class are present or represented by proxy, or
     (2) more than 50% of the outstanding voting securities of the Transferring Fund or class. See "Voting Information."

              If the shareholders of the Transferring Fund do not vote to approve the Plan, the Trustees of the Trust will continue the management of the Transferring Fund in its present form and will consider other alternatives in the best interests of the shareholders.

              TAX CONSEQUENCES. The Trust has been advised by its counsel, Kirkpatrick & Lockhart LLP, that the Reorganization will constitute a taxable sale of assets by the Transferring Fund, and not a tax-free reorganization, for Federal income tax purposes. Consequently, the Reorganization will result in the recognition of gain (or loss) to the Transferring Fund to the extent that the value of the Acquiring Fund Shares received upon the transfer of its assets to the Acquiring Fund exceeds (or is less than) the Transferring Fund's basis for the assets transferred. Dreyfus has indicated, however, that it anticipates that the market value of the assets to be transferred -- and thus the value of Acquiring Fund Shares to be received therefor -- will be approximately equal to that basis, and the Plan provides that the Reorganization will be postponed indefinitely if Dreyfus reasonably determines that the Transfer-ring Fund would recognize gain or loss on the Reorganization for Federal income tax purposes in excess of $.0010 per share. It is therefore not anticipated that the Transferring Fund will recognize material gain or loss for Federal income tax purposes in connection with the Reorganiza-tion. The Trust has been advised by its counsel that the Transferring Fund will not incur Massachusetts income tax liability as a result of the Reorganization.

              In addition, the Trust has been advised by its counsel that the redemption of Investor Shares may result in the recognition of gain (or loss) by a redeeming shareholder for Federal income tax purposes to the extent the value of the Acquiring Fund Shares received on the redemption exceeds (or is less than) the basis of the redeemed shares. The Trust also has been advised by its counsel that such a redeeming shareholder (who is a Massachusetts resident) would recognize the same gain or loss for purposes of the Massachusetts income tax. Because both the Acquiring Fund and the Transferring Fund are money market funds, however, and pay dividends daily and seek to maintain their respective NAVs at $1.00, Dreyfus believes that it is highly unlikely that a redeeming shareholder would receive Acquiring Fund Shares having a value unequal to the shareho-lder's basis for his or her Investor Shares, and that, accordingly, a redeeming shareholder would recognize for Federal income tax purposes anything other that a minimal gain or loss, if any, as a result of the Reorganization.

              The Trust has been advised by its counsel further that (1) the Acquiring Fund's basis for the assets received from the Transferring Fund will equal their fair market value on the Closing Date, (2) the Acquiring

     Fund's holding period for those assets will begin on the day after the Closing Date, (3) the basis of each holder of Investor Shares for the Acquiring Fund Shares received pursuant to the Reorganization will equal the fair market value of the shares received as of the Closing Date, and
     (4) each such holder's holding period for such shares will begin on the day after the Closing Date. Shareholders should consult their tax advis-ers with respect to the tax effect of the Reorganization on them.

              INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS. The Acquiring Fund seeks to provide investors with as high a level of current income exempt from Federal and Massachusetts income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To accom-plish this goal, the Acquiring Fund invests primarily in high quality, short-term debt securities of the Commonwealth of Massachusetts, its political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal and Massachusetts income taxes ("Acquiring Fund Municipal Obliga-tions"). It is a fundamental policy of the Acquiring Fund that it will invest a minimum of 80% of its net assets (except when maintaining a temporary defensive position) in debt securities the interest from which, in the opinion of bond counsel to the issuer, is exempt from Federal income tax. Under normal circumstances, at least 65% of the value of the Acquiring Fund's net assets will be invested in Acquiring Fund Municipal Obligations. From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Acquiring Fund's net assets) or for temporary defensive purposes, the Acquiring Fund may invest in taxable short-term investments.

              The Transferring Fund seeks to provide a high level of current income exempt from Federal income taxes and from Massachusetts personal income taxes for resident shareholders of Massachusetts. The Transferring Fund seeks to achieve its objective by investing in high quality, short-term debt obligations issued by the Commonwealth of Massachusetts and its political subdivisions, municipalities and public authorities, and in municipal obligations issued by other governmental entities if, in the opinion of counsel to the respective issuers, the interest from such obligations is excluded from gross income for Federal tax purposes and is exempt from Massachusetts personal income taxes for residents of Massachu-setts ("Transferring Fund Municipal Obligations"). Under normal market conditions, the Transferring Fund attempts to invest 100%, and as a fundamental policy will invest a minimum of 80%, of its total assets in Transferring Fund Municipal Obligations. When, in the opinion of Dreyfus, a defensive investment posture is warranted, the Transferring Fund may temporarily invest more than 20% of its total assets in money market instruments having maturity and quality characteristics comparable to those for Transferring Fund Municipal Obligations, but which produce interest which is not exempt from Massachusetts income tax, or more than 20% of its total assets in taxable obligations.

              The respective investment objectives and policies of the Funds are similar in their concentration in high quality, short-term municipal obligations exempt from Federal income tax and Massachusetts personal income tax. Dreyfus currently advises no other money market funds with these objectives. Certain differences in such objectives and policies are discussed under "Comparison of Investment Objectives and Policies and Risk Factors" and should be considered by shareholders of the Transferring Fund.

              MANAGEMENT AND OTHER SERVICE PROVIDERS. The business affairs of the Acquiring Fund are managed by its Board of Trustees, and the business affairs of the Trust are managed by its Board of Trustees.

              Dreyfus, a subsidiary of Mellon Bank, which is a wholly owned subsidiary of Mellon Bank Corporation ("Mellon"), serves as the investment manager for both Funds. As of September 30, 1995, Dreyfus managed or administered approximately $78 billion in assets for more than 1.8 million investor accounts nationwide.

              Premier Mutual Fund Services, Inc. ("Premier"), One Exchange Place, Boston, Massachusetts 02109, acts as distributor for both Funds, and First Data Investor Services Group, Inc., One American Express Plaza, Providence, Rhode Island 02903, acts as transfer agent for both Funds. A subsidiary of Dreyfus may in the future act as transfer agent to the Funds, subject to the requisite approval of each Board.

              Mellon Bank, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, serves as the custodian for the Transferring Fund. The Bank of New York, 90 Washington Street, New York, New York 10286, serves as custodian for the Acquiring Fund.

              FEES AND EXPENSES. The Acquiring Fund has agreed to pay Dreyfus, as its investment manager, a fee, computed daily and payable monthly, at the annual rate of .50 of 1% of the value of its average daily net assets. The Acquiring Fund's shares are subject to a Shareholder Services Plan whereby the Acquiring Fund reimburses Dreyfus Service Corporation ("DSC"), a wholly owned subsidiary of Dreyfus, not to exceed .25 of 1% of the value of the Acquiring Fund's assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. In addition, the Acquiring Fund pays expenses to third parties for the provision of custody, transfer agency, legal, audit and other services. From time to time, Dreyfus may waive receipt of a portion or all of its fees, or voluntarily assume certain expenses of the Acquiring Fund, either of which would have the effect of lowering the overall expense ratio of the Acquir-ing Fund and increasing yield to investors at the time such amounts are waived or assumed, as the case may be. Dreyfus has currently undertaken through January 31, 1997 to limit its fee to the Acquiring Fund, or to reimburse that Fund for its expenses, in order to ensure that the overall expense ratio of that Fund does not exceed .60% of its average daily net assets.

              The Transferring Fund currently pays Dreyfus, as its investment manager, a fee, computed daily and payable monthly, at the annual rate of .35 of 1% of the value of its average daily net assets less certain expenses. Dreyfus arranges and pays for all of the expenses of the

     Transferring Fund, except brokerage fees, taxes, interest, fees and expenses of non-interested trustees (including counsel fees), Rule 12b-1 fees, and extraordinary expenses. In addition, the Investor Shares are sold subject to a distribution plan adopted by the Transferring Fund pursuant to Rule 12b-1 under the 1940 Act ("12b-1 plan"), under which Rule 12b-1 fees are assessed at an annual rate of .25 of 1% of average daily net assets. See "Purchase and Redemption Procedures."

              Prior to April 4, 1994, the Transferring Fund operated pursuant to a predecessor investment management agreement under which it paid a fee to its investment manager at an annual rate of .50 of 1% of its average daily net assets, and the Transferring Fund arranged and separately paid for administrative, custody, transfer agency, fund accounting, securities registration, legal and audit services.

              Dreyfus has indicated to the Trustees of the Trust that it believes that it will be unable to provide the Transferring Fund with adequate investment advisory services indefinitely under that Fund's existing fee structure. Accordingly, on October 25, 1995, the Trust's Board of Trustees approved, subject to shareholder approval, the proposed Reorganization and an increase in the management fee from .35 to .45 of 1% of the Transferring Fund's average daily net assets following the comple-tion of the Reorganization. If the proposed adjustment to the management fee payable by the Transferring Fund to Dreyfus is approved, Dreyfus has agreed to limit its fee for one year following the implementation of the New Agreement to .35 of 1% of the Transferring Fund's average daily net assets. In addition, Dreyfus has agreed, for the one-year period follow-ing the consummation of the Reorganization, to waive receipt of a portion of the Acquiring Fund's management fee, and/or to absorb certain operating expenses of that Fund, so that the overall expenses of that Fund are limited to .60 of 1% of its average daily net assets.

              The following table shows the actual annual fund operating expenses allocable to the Class R shares and the Investor Shares and paid by the Acquiring Fund, for the periods ended June 30, 1995 and January 31, 1995, respectively, and estimated total annual fund operating expenses to be paid by the Acquiring Fund after giving effect to the Reorganization (the "Combined Fund" in the table), with and without the one-year volun-tary limitation on fees payable to Dreyfus by the Acquiring Fund.

     Annual Fund Operating Expenses
     (as a percentage of average net assets)

                                              Acquiring
                                              Fund
                        Transferring Fund     Fiscal Year
                        Fiscal Year           Ended
                        Ended 6/30/95         1/31/95         Combined Fund
                        -----------------     ---------       -------------
                                                                    (One Year
                        Class R   Investor                          Voluntary
                        Shares    Shares                 (No Cap)   Cap
                        -------   --------               --------   ---------
     Management Fees       .35%       .35%       .50%*      .50%*      .36%**
     12b-1 Fees            .00%       .25%       none        none       none
     Other Expenses        .00%       .00%       .24%*      .24%*      .24%**
                           ----       ----       -----      -----       -----
     Total Fund
     Operating Expenses    .35%       .60%       .74%*      .74%*      .60%**


     Example
     You would pay the following expenses on a $1,000 investment, assuming (1) a 5% annual return and (2) redemption at the end of each time period.

     1 year           $ 4          $ 6         $ 8         $ 8        $ 6
     3 years          $11          $19         $24         $24        $19
     5 years          $20          $33         $41         $41        $33
     10 years         $44          $75         $92         $92        $75

     * These expense ratios do not reflect any voluntary waivers and expense reimbursements. Amounts payable by the Acquiring Fund pursuant to its Shareholder Services Plan are included in "Other Expenses." For the fiscal year ended January 31, 1995, the Acquiring Fund paid a management fee at the effective annual rate of .04 of 1% of the value of its average daily net assets pursuant to undertakings by Dreyfus.
     ** Dreyfus has agreed to limit the Acquiring Fund's Total Fund Operating Expenses to .60% of the Acquiring Fund's average daily net assets for one year following the completion of the Reorganization. Management fees may be higher than indicated and other expenses may be reduced pursuant to this limitation.

     The amounts listed above should not be considered as representative of past or future expenses, and actual expenses may be greater or less than those indicated. Moreover, while the example assumes a 5% annual return, a Fund's actual performance will vary and may result in actual returns greater or less than 5%.

               PURCHASE AND REDEMPTION PROCEDURES. Investor Shares are sold primarily to retail investors by Premier and by banks, securities brokers or dealers and other financial institutions (including Mellon Bank and its affiliates) ("Agents") that have entered into a Selling Agreement with Premier. The Acquiring Fund offers a single class of shares that are also offered by Agents that have entered into a Selling Agreement with Premier and are also directly available from Premier.

              All shares of each Fund are sold without a sales charge. The Acquiring Fund has adopted a Shareholder Service Plan pursuant to which it reimburses DSC an amount not to exceed an annual rate of .25 of 1% of the value of the Acquiring Fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. Investor Shares are sold subject to the Transferring Fund's 12b-1 plan, under which the Transferring Fund spends annually .25 of 1% of the value of the average daily net assets attributable to Investor Shares to compensate DSC for shareholder servicing activities and Premier for shareholder servicing activities and for activities or expenses primarily intended to result in the sale of Investor Shares.

              EXCHANGE PRIVILEGES. Shareholders of the Acquiring Fund may exchange shares thereof for shares of certain other funds advised by Dreyfus, to the extent that such shares are offered for sale in their state of residence. In the case of each Fund, the shares being exchanged and the shares of the fund being acquired must have a current value of at least $500 and otherwise meet the minimum investment requirement of the fund being acquired. Holders of Investor Shares may exchange those shares for shares of the same class of certain other funds advised by Dreyfus, to the extent such shares are offered for sale in their state of residence. As part of the Reorganization, each holder of Investor Shares who becomes the owner of Acquiring Fund Shares will be entitled to the exchange privileges offered by the Acquiring Fund. For further information see "Shareholder Services -- Fund Exchanges" in the accompanying Prospectus of the Acquiring Fund.

              DIVIDENDS  AND OTHER  DISTRIBUTIONS.   The  policies of  each Fund
     with regard to dividends and other distributions are similar. Each Fund declares dividends from net investment income daily and distributes those dividends monthly, normally on the last business day of each month in the case of the Acquiring Fund and on the first business day of the following month in the case of the Transferring Fund. Each Fund generally declares and makes distributions of net capital gains (reduced by any available capital loss carryovers), if any, once a year. Unless a shareholder of either Fund instructs that dividends and capital gain distributions be paid in cash and credited to the shareholder's account at the transfer agent, dividends and capital gain distributions are reinvested automatically in additional shares of the respective Fund at its NAV. A holder of Investor Shares that has elected to receive dividends and other distributions in cash will continue to receive them in cash from the Acquiring Fund, though at any time subsequent to the Reorganization each such holder may elect to have his or her dividends and other distributions reinvested automatically in additional shares of the Acquiring Fund by writing the Acquiring Fund. See "Dividends, Distributions and Taxes" in the accompanying Prospectus of the Acquiring Fund.

              CLASS R SHARES. In addition to Investor Shares, the Transferring Fund offers Class R Shares, which are sold primarily to bank trust departments and other financial service providers (including Mellon Bank and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution. Class R Shares are not subject to a 12b-1 plan, and their performance does not reflect payment of any fee associated with such a plan. The annualized expense ratio for Class R Shares for the year ended June 30, 1995 was .35 of 1% of average daily net assets.

              Holders of Class R Shares will not receive Acquiring Fund Shares pursuant to the Reorganization, and if any person having a beneficial interest in Class R Shares also holds Investor Shares immediately prior to the Reorganization, those Class R Shares will be redeemed for cash on the Closing Date. If the Plan is approved, the Transferring Fund will operate after the Reorganization as a separate single class fund. The Trust's Board of Trustees has approved an increase in the management fee that the Transferring Fund would pay Dreyfus following the completion of the Reorganization from .35 to .45 of 1% of that Fund's average daily net assets. Holders of Class R Shares are requested to vote on such fee increase, as described in the section of this Proxy Statement entitled "Proposal 2 The New Investment Management Agreement." For further information with respect to Class R Shares, see the Prospectus of the Transferring Fund.


                           REASONS FOR THE REORGANIZATION

              The Board of Trustees of the Trust has determined that it is advantageous to combine with the Acquiring Fund a portion of the assets of the Transferring Fund having a value equal to the aggregate net asset value of the Investor Shares. The Funds have substantially similar investment objectives, restrictions and policies and the same adviser, transfer agent and distributor.

              The Board of Trustees of the Trust has determined that the Reorganization should provide certain benefits to shareholders. In making such determination, the Board of Trustees considered, among other things, that while the yields achieved by both Funds in recent periods have generally compared favorably to those of competing funds with similar investment objectives, the Acquiring Fund's performance has been better than that of the Investor Shares. The seven-day yields of the Acquiring Fund (after the effects of voluntary reimbursements and waivers) exceeded those of the Investor Shares in twenty-four of the thirty weeks ended March 14, 1995 through October 3, 1995. In addition, the Board of Trustees noted that Dreyfus has requested an increase in the management fee payable by the Transferring Fund and that, as discussed at greater length in the section of this Proxy Statement entitled "Proposal 2 The New Investment Management Agreement," such an increase appears justified based on the management fees and total expenses borne by competing funds and other state-specific, tax-free money market funds managed by Dreyfus. The Board of Trustees further noted that Dreyfus has proposed increases in minimum account balance requirements with respect to the Transferring Fund, the elimination of certain shareholder features for that Fund and the imposition of certain direct shareholder charges, all as discussed in connection with Proposal 2, and that the proposed Reorganization would permit holders of Investor Shares to avoid the impact of these changes, which are not being proposed with respect to the Acquiring Fund. The Board of Trustees also took into consideration that Dreyfus has agreed to reduce its fee or reimburse the Acquiring Fund to ensure that its total operating expenses for one year following consummation of the Reorganiza-tion do not exceed .60 of 1% of the average daily net assets of that Fund, the same expense ratio presently experienced by holders of Investor
     Shares, which should allow ample opportunity for holders of Investor Shares not wishing to remain as shareholders of the Acquiring Fund to redeem their shares and to pursue alternative investments. Finally, the Board of Trustees noted that Dreyfus has agreed to bear all costs of the Reorganization, including those of soliciting proxies with respect to it.

              The Trust's Board of Trustees also believes that holders of Class R Shares will benefit from the Reorganization. As discussed at greater length in the section of this Proxy Statement entitled "Proposal 2 The New Investment Management Agreement," the Board of Trustees is also proposing that, following the Reorganization, certain changes be implemented with respect to the Transferring Fund. These changes include an increase in the management fee payable to Dreyfus to enable it to be better able to continue to provide investment advisory services appropriate to the Transferring Fund. In order to minimize the fee increase requested, the Transferring Fund would also be reoriented to target it to investors having higher account balances, likely to engage in a more limited number of account transactions, and less in need of direct shareholder support services from DSC or other Agents. Dreyfus has indicated to the Board of Trustees that it believes the general characteristics of holders of Investor Shares, which currently represent a substantial majority of the assets of the Transferring Fund, are less likely to be consistent with the reorientation of the Fund and that their continued investment in that Fund could make it necessary for Dreyfus to request a greater fee increase than would otherwise be required. Thus, the elimination of Investor Shares from the Transferring Fund as contemplated by the Reorganization enables Dreyfus to minimize the fee increase it is requesting.

              The Trust's Board of Trustees considered the taxable nature of the Reorganization but has been advised by Dreyfus that it is likely that there will be little or no tax impact on Transferring Fund shareholders.

              (1) Although the Transferring Fund may recognize gain or loss, depending upon whether its aggregate tax basis for the assets transferred to the Acquiring Fund is less than, equal to or exceeds the fair value of the Acquiring Fund Shares received, Dreyfus believes that such gain or loss should be small. Because of the relative stability in value of the short-term high quality obligations held by the Transferring Fund,

                        Dreyfus believes that Fund's tax basis for its assets should not vary markedly from their value on the Clos-ing Date (which will determine the amount paid for such assets by the Acquiring Fund). In addition, the Plan provides that the Reorganization will be postponed indefinitely if Dreyfus reasonably determines that the Transferring Fund would recognize gain or loss on the Reorganization for Federal income tax purposes in excess of $.0010 per share.

              (2) Although a holder of Investor Shares may recognize either gain or loss on the redemption of those shares and receipt of Acquiring Fund Shares pursuant to the Reorganization, depending upon whether the holder's tax basis for those Investor Shares is less than, equal to or exceeds the fair value of the Acquiring Fund Shares received, Dreyfus believes such gain or loss should be negligible because each Fund is a money market fund that attempts to maintain a stable NAV of $1.00, and Investor Shares are generally purchased by shareholders at NAV (by direct investment by the shareholder or by reinvestment of dividends), which establishes their basis for those shares.

              (3) Counsel to the Trust has advised that the tax basis for the Acquiring Fund Shares to be received by a holder of Investor Shares pursuant to the Reorganization will equal the fair market value of such Acquiring Fund Shares on the date of distribution.

              (4) Counsel to the Trust also has advised that the holding period for the Acquiring Fund Shares received by a holder of Investor Shares will begin on the day after the distribution thereof.

              In light of the foregoing, the Trust's Board of Trustees, including those Trustees that are not "interested persons" as defined in the 1940 Act, has unanimously determined that it will be in the best interests of the Transferring Fund and its shareholders to proceed with the Reorganization and thereafter to operate the Transferring Fund as a single class fund. The Trust's Board of Trustees, including those Trustees that are not "interested persons" as so defined, has also determined that the Reorganization will not result in a dilution of the Transferring Fund's shareholders' interests.


                         INFORMATION ABOUT THE REORGANIZATION

              PLAN OF REORGANIZATION. The following summary of the Plan is qualified in its entirety by reference to the Plan (Appendix A hereto). The Plan provides that the Acquiring Fund will acquire a portion of the assets of the Transferring Fund having a value equal to the aggregate net asset value of the Investor Shares. In exchange for those assets, the Transferring Fund will receive Acquiring Fund Shares with an aggregate net asset value equal to the market value of the assets transferred. Prior to the Closing Date, the Transferring Fund will endeavor to discharge all of its known liabilities and obligations attributable to the Investor Shares. The Acquiring Fund also will be entitled to receive, and will assume, a proportionate share of the unknown or contingent assets and liabilities of the Transferring Fund. The number of full and fractional Acquiring Fund Shares to be issued to the Transferring Fund, and subsequently distributed to holders of Investor Shares, will be determined on the basis of the NAV (rounded to the nearest one-hundredth of one cent ($.0001)) of the Acquiring Fund Shares and the market value of the transferred assets as of noon on the Closing Date.

              The  Closing  of the  Reorganization  will  occur  at  4:00  p.m.,
     Eastern time, on the Closing Date (the "Closing"). The NAV of the Investor Shares (rounded to the nearest one-hundredth of one cent ($.0001)) and the value of the transferred assets will be determined as of noon on the Closing Date on the basis of market quotations or market equivalents with respect to the assets of the Transferring Fund, obtained from independent pricing services approved by the parties' respective Boards of Trustees. The NAV of the Acquiring Fund Shares (rounded to the nearest one-hundredth of one cent ($.0001)) will be determined in accordance with Rule 2a-7 under the 1940 Act, as interpreted by the SEC's Division of Investment Management.

              As soon after the Closing as is conveniently possible, the Transferring Fund will distribute in kind pro rata to the holders of record of its Investor Shares, determined as of noon on the Closing Date, in redemption of such Investor Shares, the Acquiring Fund Shares received by the Transferring Fund pursuant to the Reorganization. Such distribution will be accomplished by establishing an account in the name of each holder of the Investor Shares on the share records of the Acquiring Fund maintained by its transfer agent and transferring to each such account the respective pro rata number of full and fractional Acquiring Fund Shares representing the same proportion of the Acquiring Fund Shares transferred to the Transferring Fund as the Investor Shares of such shareholder represent of the aggregate of all Investor Shares. The number of Acquiring Fund Shares received by a holder of Investor Shares may differ from the number of Investor Shares held at noon on the Closing Date to the extent that the NAVs of the Investor Shares and the Acquiring Fund Shares, in each case rounded to the nearest one-hundredth of one cent ($.0001), differ at such time, although Dreyfus expects any such differential would be relatively small since both the Transferring Fund and the Acquiring Fund attempt to maintain a stable NAV of $1.00.

              At or immediately prior to the Closing Date, the Transferring Fund will declare a dividend that, together with all previous dividends, shall have the effect of distributing to its shareholders all of its taxable income and net tax-exempt interest income for all previous taxable years and the period thereafter ending on the Closing Date (computed without regard to any deduction for dividends paid) and any net capital gain realized in all such years (after reduction for any capital loss carryforward).

              Immediately before noon on the Closing Date, the Transferring Fund will redeem for cash any Class R Shares held of record as of that time by persons who also have a direct or indirect beneficial interest in Investor Shares. Effective as of noon on the Closing Date, the Transferring Fund's 12b-1 plan will be terminated, and all shares of that Fund not redeemed pursuant to the Reorganization will be redesignated as shares of a single class of that Fund.

              The consummation of the Reorganization is subject to the conditions set forth in the Plan, including the condition that the parties to the Reorganization shall have received exemptive relief from the SEC with respect to certain restrictions under the 1940 Act that could otherwise impede or prohibit consummation of the Reorganization. Notwithstanding approval of the Transferring Fund's shareholders, the Plan may be terminated at any time at or prior to the Closing Date by either party because: (a) its Board of Trustees determines that circumstances have developed which make proceeding with the Reorganization inadvisable;
     (b) a material breach by the other party of any representation, warranty or agreement contained therein has occurred; or (c) a condition to the obligation of the terminating party cannot reasonably be met. In addition, the Reorganization may be postponed by either party if the respective NAVs of the Investor Shares and the Acquiring Fund Shares, computed on the basis of market quotations or market equivalents obtained from independent pricing services approved by the parties' respective Boards of Trustees, differ by $.0025 or more, such postponement to continue until those respective NAVs, as so computed, differ by less than such amount. Moreover, the Plan provides that if, at the time otherwise scheduled for the Closing, Dreyfus reasonably determines that the
     Transferring Fund would recognize gain or loss on the Reorganization for Federal income tax purposes of $.0010 or more per share, the Closing will be postponed until such time as Dreyfus reasonably determines that any such gain or loss recognized would be less than such amount.

              All expenses associated with the Reorganization (including the cost of any proxy soliciting agents) will be borne by Dreyfus.

              If the shareholders of the Transferring Fund do not vote to approve the Plan, the Trustees of the Trust will continue the management of the Transferring Fund in its present form, and will consider other alternatives in the best interests of the shareholders.

              THE  BOARD  OF  TRUSTEES   OF  THE  TRUST  UNANIMOUSLY  RECOMMENDS
     APPROVAL OF THE PLAN.

              DESCRIPTION OF SHARES OF THE ACQUIRING FUND AND THE TRANSFERRING FUND. Full and fractional shares of beneficial interest in the Acquiring Fund will be issued for Investor Shares in accordance with the procedures detailed in the Plan. All issued and outstanding Investor Shares, including those represented by certificates, will be canceled. Generally, the Acquiring Fund does not issue share certificates to shareholders unless a specific request is submitted to its transfer agent. The Acquir-ing Fund Shares to be issued pursuant to the Reorganization will have no pre-emptive or conversion rights.

              FEDERAL INCOME TAX CONSEQUENCES. The Trust has been advised by its counsel, Kirkpatrick & Lockhart LLP, that the exchange of certain assets (constituting less than "substantially all" assets) by the Transferring Fund for the Acquiring Fund Shares will not qualify for Federal income tax purposes as a tax-free reorganization under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"). Instead, the Reorganization will be treated for Federal income tax purposes as a taxable sale of assets by the Transferring Fund to the Acquiring Fund followed by the redemption of Investor Shares. As a result
     --

              (1) The Acquiring Fund's acquisition of a portion of the Transferring Fund's assets in exchange for the Acquir-ing Fund Shares will constitute a taxable sale of assets by the Transferring Fund to the Acquiring Fund;

              (2) The Transferring Fund's redemption of its Investor Shares by distributing in kind to the holders thereof the Acquiring Fund Shares will constitute a taxable redemption of such Investor Shares;

              (3) Gain or loss may be recognized to the Transferring Fund on the transfer to the Acquiring Fund of those assets in exchange for the Acquiring Fund Shares, depending upon whether the Transferring Fund's aggregate tax basis for those assets is less than, is equal to or exceeds the aggregate fair value of the Acquiring Fund Shares;

              (4) No gain or loss will be recognized to the Transferring Fund on the distribution of the Acquiring Fund Shares to redeeming holders of Investor Shares;

              (5) No gain or loss will be recognized to the Acquiring Fund on its receipt of the transferred assets in ex-change for the Acquiring Fund Shares;

              (6) The Acquiring Fund's aggregate tax basis for the trans-ferred assets will be equal to the aggregate fair value of the Acquiring Fund Shares exchanged therefor, and its holding period for those assets will begin on the day after the Closing Date; and

              (7) The basis for the Acquiring Fund Shares received in the Reorganization by a holder of Investor Shares will be the fair market value of such Acquiring Fund Shares on the date of distribution, and such holder's holding period for those Acquiring Fund Shares will begin on the day after such date.

              Shareholders of the Transferring Fund should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the Federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

              CAPITALIZATION.   The following table shows  the capitalization of
     each Fund as of July 31, 1995 (unaudited), and on a pro forma basis as of that date (unaudited), giving effect to the proposed Reorganization:

                                                Transferring                                             Pro Forma
                                                    Fund                                            after Reorganization
                                                ------------                                        --------------------
                                                                              Acquiring      Transferring           Acquiring
                                          Investor         Class R              Fund             Fund                 Fund
                                          --------         -------            ---------       -----------           ---------

      Net Assets                       $87,143,585     $29,610,433         $163,171,949       $29,610,433        $250,350,412
      Net Asset Value Per Share             $.9994          $.9994               $.9998            $.9994              $.9998
      Shares Outstanding                87,195,902      29,626,768          163,203,379        29,626,768         250,399,281
                                       -----------     -----------         ------------       -----------        ------------



              As of _________, 1995, there were the following number of shares of the Acquiring Fund outstanding and the following approximate percentages of the outstanding shares of the Acquiring Fund were beneficially owned by Dreyfus and its affiliates:

                                     [RESERVED]

              As of ___________, 1995, the officers and Trustees of the Acquiring Fund and of the Trust, respectively, beneficially owned as a group less than 1% of the outstanding shares of the Acquiring Fund. To the best knowledge of the Trustees of the Acquiring Fund, as of ____________, 1995, no other shareholder or "group" (as that term is used in Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beneficially owned more than 5% of the outstanding shares of the Acquiring Fund except as shown in the table below:

                                     [RESERVED]

              For information with respect to the beneficial ownership of shares of the Transferring Fund, see the section of this Proxy Statement
     entitled "Other Information   Voting Information."


                   COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

              The following discussion comparing investment objectives, policies and restrictions of the Acquiring Fund and the Transferring Fund is based upon and qualified in its entirety by the sections of the Funds' respective Prospectuses describing their investment objectives, policies and restrictions. For a full discussion of the investment objective, policies and restrictions of the Acquiring Fund, refer to its Prospectus (which accompanies this Proxy Statement) under the caption "Description of the Fund." For a discussion of these matters as they apply to the Transferring Fund, refer to the Trust's Prospectus dated October 31, 1995 (available upon request) under the caption "Description of the Funds."

              INVESTMENT OBJECTIVES. The investment objective of the Acquiring Fund is to provide investors with as high a level of current income exempt from Federal and Massachusetts income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To accomplish this goal, the Acquiring Fund invests primarily in Acquiring Fund Municipal Obligations.

              The Transferring  Fund seeks to  provide a high  level of  current income exempt from Federal income taxes and from Massachusetts personal income taxes for resident shareholders of the Commonwealth of Massachusetts. The Transferring Fund seeks to achieve this objective by investing in Transferring Fund Municipal Obligations.

              Although the language used by the Funds to define their respective investment objectives is slightly different, those investment objectives are substantially the same. There can be no assurance that either Fund will meet its investment objective. While the Transferring Fund's investment objective is considered non-fundamental and may be changed with approval by its Board of Trustees, the investment objective of the Acquiring Fund is fundamental and may not be changed without approval of a majority of its voting securities (as defined in the 1940
     Act). In addition, the policies described below in this "Comparison of Investment Objectives and Policies" section can also be changed without shareholder approval, except as otherwise indicated or described in a fundamental policy.

              PRIMARY INVESTMENTS. The Acquiring Fund will invest at least 80% of the value of its net assets (except when maintaining a temporary defensive position) in debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax. This is a fundamental policy of the Acquiring Fund and may not be changed without shareholder approval. Under normal circumstances, at least 65% of the Acquiring Fund's net assets will be invested in Acquiring Fund Municipal Obligations and the remainder may be invested in securities that are not Acquiring Fund Municipal Obligations and therefore may be subject to Massachusetts income taxes.

              The Acquiring  Fund may invest more  than 25% of the  value of its total assets in debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax, that are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities. The Acquiring Fund may also invest more than 25% of the value of its total assets in industrial development bonds which, although issued by industrial development authorities, may be backed only by the assets and revenues of the non-governmental users. The Acquiring Fund may invest without limitation in obligations the interest from which may be a preference item for purposes of the alternative minimum tax, if Dreyfus determines that their purchase is consistent with its investment objective. Furthermore, the Acquiring Fund may invest up to 10% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such securities are consistent with its objec-tive. For a complete description of the Acquiring Fund's primary investments see "Description of the Fund" in its Prospectus.

              The Transferring Fund attempts to invest 100%, and as a matter of fundamental policy will invest a minimum of 80%, of its total assets in Transferring Fund Municipal Obligations under normal market conditions. When, in the opinion of Dreyfus, adverse market conditions exist for Transferring Fund Municipal Obligations, and a "defensive" investment posture is warranted, the Transferring Fund may temporarily invest more than 20% of its total assets in money market instruments having maturity and quality characteristics comparable to those for Transferring Fund Municipal Obligations, but which produce income exempt from Federal, but not Massachusetts, income taxes, or more than 20% of its total assets in taxable obligations (including obligations the interest on which is included in the calculation of alternative minimum tax for individuals). The municipal securities in which the Transferring Fund may invest include: (1) municipal bonds; (2) municipal notes; and (3) municipal commercial paper. The Transferring Fund may invest up to 10% of the value of its net assets in illiquid securities. For a complete description of the Transferring Fund's primary investments see "Description of the Fund" in its Prospectus.

              Both Funds invest in securities that present minimal credit risk. Each Fund will invest in debt securities that are rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (or by one such rating organization if only one organization has rated the obligation), or, if unrated, are of comparable quality as determined in accordance with procedures established by the Board of Trustees of the Trust or the Acquiring Fund, respectively, or, in the case of the Transferring Fund, are obligations of an issuer whose other outstanding short-term debt obligations are so rated.

              All securities in which either Fund invests have remaining maturities of thirteen months or less at the date of purchase. Floating rate or variable rate obligations, which are payable on demand under conditions established by the SEC, may have a stated maturity in excess of thirteen months; those securities will be deemed to have remaining maturities of thirteen months or less. Each Fund maintains a dollar-weighted average portfolio maturity of 90 days of less and seeks to maintain a constant NAV of $1.00, although there is no assurance that it will be able to do so on a continuing basis.

                                     RISK FACTORS

              Due to the similarities of the investment objectives and policies of the Acquiring Fund and Transferring Fund, their investment risks are also generally similar. Such risks, and certain differences in the risks associated with investing in the Funds, are discussed under the caption "Description of the Fund" in the Prospectus of the Acquiring Fund accompanying this Proxy Statement and under the caption "Other Investment Policies and Risk Factors" in the Prospectus of the Transferring Fund (available upon request).

                   COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS

              FORM OF ORGANIZATION. The Acquiring Fund and the Trust are open-end management investment companies registered with the SEC under the 1940 Act that continuously offer to sell shares at their current NAV. Each of the Acquiring Fund and the Trust is organized as a Massachusetts business trust and is governed by its Agreement and Declaration of Trust
     ("Declaration  of  Trust") (in  the  case  of  the  Acquiring Fund),  Third
     Amended and Restated Master Trust Agreement, as amended ("Master Trust Agreement") (in the case of the Trust), By-Laws and Board of Trustees. Both the Acquiring Fund and the Trust are governed by Massachusetts and Federal law. Certain differences and similarities between the Acquiring Fund and the Trust are summarized below.

              CAPITALIZATION.  The beneficial interest in  the Acquiring Fund is represented by transferable shares, $.001 par value per share. The beneficial interest in the Transferring Fund is represented by transferable shares without par value. The respective Trustees of the Trust and the Acquiring Fund are permitted to issue an unlimited number of shares of beneficial interest with rights determined by the Trustees without shareholder approval. Fractional shares may be issued by both the Trust and the Acquiring Fund. The Acquiring Fund's shares have equal voting rights and represent equal proportionate interests in the assets belonging to the Acquiring Fund and are entitled to receive dividends and other amounts as determined by the Acquiring Fund's Trustees. The Trust permits the Trustees to create an unlimited number of investment portfolios, each of which may issue separate classes of shares. The Transferring Fund is one of seven such portfolios. Shareholders of the Transferring Fund are entitled to receive pro rata dividends declared by the Trust's Board of Trustees and distributions upon liquidation.

              SHAREHOLDER LIABILITY.   Under Massachusetts  law, shareholders of
     a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of the trust. The Master Trust Agreement and the Declaration of Trust, however, disclaim shareholder liability for acts or obligations of the Transferring Fund and the Acquiring Fund, respectively, and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into by the Trust or the Acquiring Fund, respectively, or their Trustees. The Declaration of Trust also provides for indemnification out of the Acquiring Fund's property for all losses and expenses of the Acquiring Fund or its shareholders. The Master Trust Agreement similarly provides for indemnification out of the portfolio's or series' property for all losses and expenses of any shareholder held personally liable for the obligations of the portfolio or series.

              Thus, the risk of a shareholder of either Fund incurring financial loss on account of shareholder liability is considered remote, since it is limited to circumstances in which a disclaimer is inoperative and the Acquiring Fund, or the Trust or a portfolio or series thereof, itself would be unable to meet its obligations. A substantial number of mutual funds in the United States are organized as Massachusetts business trusts.

              SHAREHOLDER MEETINGS AND VOTING RIGHTS. Neither the Acquiring Fund nor the Trust is required to hold annual meetings of its shareholders, but each is required to call a meeting of shareholders for the purpose of voting upon the question of removal of a Trustee when requested in writing to do so by the holders of at least 10% of their respective outstanding shares. In addition, each of the Acquiring Fund and the Trust is required to call a meeting of shareholders for the purpose of electing Trustees, if, at any time, less than a majority of the Trustees then holding office were elected by shareholders. Neither the Acquiring Fund nor the Trust currently intends to hold regular shareholder meetings. The Acquiring Fund is required to call a special meeting of shareholders when requested to do so in writing by the holders of at least 10% of the shares entitled to vote on matters at such meeting. The holders of no less than 10% of the Trust's shares outstanding and entitled to vote may require the Trust to hold a special meeting of shareholders for any proper purpose.

              In the case of the Acquiring Fund, 30% of the outstanding shares constitutes a quorum for transacting business at a shareholders' meeting, and a majority vote of the quorum is sufficient to pass any matter (except that a plurality vote of the quorum is sufficient to elect a Trustee, or if the Declaration of Trust or By-laws of the Acquiring Fund provides for a different vote on a particular matter). In the case of the Trust, a majority of shares entitled to vote on a matter constitutes a quorum for consideration of such matter, and a majority of the shares voted at a meeting at which a quorum is present (or a plurality with respect to election of a Trustee) is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940 Act). In the case of both the Trust and the Acquiring

     Fund, abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (1) instructions have not been received from the beneficial owners or the persons entitled to vote or (2) the broker or nominee does not have discretionary voting power on a particular matter) are counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but not as votes cast. Neither the Acquiring Fund nor the Trust permits cumulative voting.

              LIQUIDATION OR DISSOLUTION. In the event of the liquidation of the Acquiring Fund or the Transferring Fund or a class thereof, the shareholders of the Fund or class are entitled to receive, when and as declared by that Fund's Trustees, the excess of the assets belonging to the Fund or attributable to the class over the liabilities belonging to the Fund or attributable to the class. In either case, the assets so distributable to shareholders will be distributed among the shareholders in proportion to the number of shares of the Fund held by them and recorded on the books of that Fund.

              LIABILITY AND INDEMNIFICATION OF TRUSTEES. The Declaration of Trust provides that no Trustee of the Acquiring Fund shall be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee or investment adviser of the Acquiring Fund, nor shall any Trustee be responsible for the act or omission of any other Trustee, but nothing shall protect a Trustee from his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his duties. The Declaration of Trust also provides that a Trustee or officer is entitled to indemnification against liabilities and expenses with respect to claims related to his or her position with the Acquiring Fund, unless such Trustee or officer shall have been adjudicated to have acted with bad faith, willful misfeasance, or gross negligence, or in reckless disregard of his or her duties, or not to have acted in good faith in the reasonable belief that his action was in the best interest of the Acquiring Fund, or, in the event of settlement, unless there has been a determination that such Trustee or officer has engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of his or her duties. The Master Trust Agreement contains similar indemnification for the Trust's Trustees and officers.

              RIGHTS OF INSPECTION. Shareholders of the Acquiring Fund and the Trust have the same right to inspect the governing documents, records of meetings of shareholders, shareholder lists, share transfer records, accounts and books of the Acquiring Fund and the Trust, respectively, as are permitted shareholders of a corporation under the Massachusetts corporation law. The purpose of inspection must be for interests of shareholders relative to the affairs of the Acquiring Fund or the Trust.

              The foregoing is only a summary of certain characteristics of the Acquiring Fund, the Transferring Fund, the Trust, the Declaration of Trust, the Master Trust Agreement, By-Laws, and Massachusetts law. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of such respective documents and Massachusetts law directly for a more thorough description.

                        ADDITIONAL INFORMATION ABOUT THE FUNDS

              Information concerning the operation and management of the Acquiring Fund is incorporated herein by reference from its Prospectus dated May 31, 1995, a copy of which accompanies this Proxy Statement, and its Statement of Additional Information dated May 31, 1995, a copy of which is available upon request and without charge by writing the Acquiring Fund, at the address listed on the cover page of this Proxy Statement, or by calling toll-free 1-800-645-6561.

              Information about the Transferring Fund is included in the Prospectus of the Trust dated October 31, 1995, and the Trust's Statement of Additional Information of the same date, both of which have been filed with the SEC and are incorporated herein by reference, and copies of which are available upon request and without charge by writing to the Transferring Fund, at the address listed on the cover page of this Proxy Statement, or by calling toll-free 1-800-645-6561.

              Each of the Acquiring Fund and the Trust is subject to the informational requirements of the Exchange Act and the 1940 Act and in accordance therewith files reports and other information, including proxy materials and charter documents with the SEC. These materials can be inspected, and copies obtained at prescribed rates, at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, the Midwest Regional Office of the SEC, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois
     60611, and the Northeast Regional Office of the SEC, Seven World Trade Center, Suite 1300, New York, New York 10048.

                 PROPOSAL 2:  THE NEW INVESTMENT MANAGEMENT AGREEMENT

                                SUMMARY OF PROPOSAL 2

              The following is a brief overview regarding Proposal 2 being presented at the Meeting, which is qualified in its entirety by reference to the form of New Agreement (Appendix B hereto). Holders of Investor Shares will not be affected by Proposal 2 and are not being asked to vote on it. Proposal 2 will not be implemented, however, unless Proposal 1 is also approved and implemented.

              Holders  of  Class  R Shares  are  being  asked in  Proposal  2 to approve the New Agreement, which provides for an increase in the management fee payable by the Transferring Fund to Dreyfus from .35 to .45 of 1% of that Fund's average daily net assets. If Proposal 2 is approved, however, Dreyfus has agreed for one year following implementation of the New Agreement to limit its fee to .35 of 1% of that Fund's average daily net assets.

              Under the New Agreement Dreyfus would continue to be responsible for providing or arranging for third parties to provide administrative, custody, fund accounting and transfer agency services for the Transferring Fund. If the Proposal is approved, however, certain transaction charges payable directly to the transfer agent by shareholders engaging in certain transactions would be implemented with respect to persons purchasing shares of the Transferring Fund after the effective date of the New Agree-ment. The New Agreement would provide that such payment of charges by shareholders to the transfer agent would not reduce the amount otherwise payable by the Transferring Fund to Dreyfus.

              The proposed charges would not apply to shareholders of the Transferring Fund who purchased their shares prior to the effective date of the New Agreement, and the Trust has no present intention of imposing such charges in the future on such shareholders.

              If Proposal 2 is approved, Dreyfus intends that the Transferring Fund would be marketed in a manner consistent with an existing group of funds advised by Dreyfus constituting the "BASIC" group of funds. Accordingly, the name of the Transferring Fund would be changed to "Dreyfus BASIC Massachusetts Municipal Money Market Fund." In addition, consistent with the format of other Dreyfus BASIC funds, certain increases in minimum initial and subsequent investment amount requirements and minimum account balance requirements would be implemented, as would an "a la carte" cost structure pursuant to which certain shareholder transactions would be available for a nominal charge. The "BASIC" cost structure is generally grounded in the concept of reducing fund expenses to increase yields.

              Holders of Class R Shares who purchased their shares prior to the effective date of the New Agreement would be permitted to maintain their existing accounts subject to the minimum account balances and minimum subsequent investment amounts now in effect, until further action by the Trust's Board of Trustees.

              If   Proposal  2   is  approved,   the  availability   of  certain
     shareholder  service  features  would  also  be  eliminated  or  altered as described in greater detail below. See "The Proposed New Investment Management Agreement -- Certain Other Changes." These changes would become effective simultaneously with the New Agreement.

              The New Agreement and the related changes explained in Proposal  2 will only become effective if the Plan (Proposal 1) is approved by holders of Investor Shares and Class R Shares and is implemented. If the New Agreement and the Plan are approved, the Transferring Fund's 12b-1 plan will be terminated and all shares of that Fund not redeemed in connection with the Reorganization will be redesignated as shares of a single class of that Fund, which will thereafter only offer that single class of shares. Accordingly, the purchase restrictions and shareholder exchange privileges currently applicable to Class R Shares would be modified to conform with other single class funds offered by Dreyfus. See "The
     Proposed New Agreement   Certain Other Charges."

              THE  BOARD  OF  TRUSTEES   OF  THE  TRUST  UNANIMOUSLY  RECOMMENDS
     APPROVAL OF THE NEW AGREEMENT.

                                  THE NEW AGREEMENT

              Investment advisory services to the Transferring Fund are currently provided by Dreyfus, which is a wholly owned subsidiary of
     Mellon Bank, under an Investment Advisory Agreement dated April 4, 1994 (the "Existing Agreement"). The Existing Agreement was originally entered into between the Trust and Mellon Bank, a subsidiary of Mellon, and was assigned to Dreyfus on October 17, 1994. The Existing Agreement was approved by the Trust's Board of Trustees at its regular meeting held on November 22, 1993, and was approved by the Transferring Fund's shareholders on March 29, 1994. The Board of Trustees has approved, and recommends that holders of Class R Shares approve, the New Agreement, under which the management fee that Dreyfus receives from the Transferring Fund would be increased from .35 to .45 of 1% of the Fund's average daily net assets. The services for which Dreyfus would be responsible would not change under the New Agreement. If the New Agreement is adopted, however, the Board of Trustees has authorized the implementation of certain fees payable directly by shareholders of the Transferring Fund to its transfer agent in connection with certain transactions in which shareholders may engage. The New Agreement provides that payment of these charges to the transfer agent does not reduce the amount otherwise payable by the Transferring Fund to Dreyfus under the New Agreement.

              In addition, in order to minimize the impact of the proposed management fee increase on the existing holders of Class R Shares, Dreyfus has agreed to limit its fee to .35 of 1% of the Transferring Fund's average daily net assets for the first year after the New Agreement becomes effective. Thus, if Proposal 2 is approved, during the first year total expenses payable by the Transferring Fund would be unchanged from total expenses presently attributable to Class R Shares.

              A description of the New Agreement and the services to be provided by Dreyfus, as adviser, is set forth below. This description is qualified in its entirety by reference to the form of the New Agreement, which is attached as Appendix B to this Proxy Statement. Except for the adjusted management fees and reference to charges payable by shareholders to the transfer agent, the New Agreement is substantially identical to the Existing Agreement. If approved by shareholders of the Transferring Fund, the New Agreement will take effect as soon as practicable following such approval and will remain in effect for two years, subject to continuation by the Board of Trustees. If the New Agreement is not approved, the Existing Agreement will remain in effect pursuant to which total Fund operating expenses are expected to be .35 of 1% of average daily assets.

              Appendix C shows, with respect to the Transferring Fund, a comparison of the current expense ratio and aggregate fee and the proposed expense ratio and aggregate fee (after giving effect to the proposed management fee adjustments), with and without the one-year cap on the fee payable to Dreyfus under the New Agreement.

              At a meeting held on October 25, 1995, the Trustees of the Trust, including a majority of those Trustees who are not "interested persons" of the Trust within the meaning of the 1940 Act, approved the New Agreement with Dreyfus with respect to the Transferring Fund.

              Approval of the New Agreement will require the affirmative vote of a "majority of the outstanding voting" Class R Shares, which for this purpose means the affirmative vote of the lesser of (1) 67% of the Class R Shares present at the Meeting, if the holders of more than 50% of the outstanding Class R Shares are present or represented by proxy, or (2) more than 50% of the outstanding Class R Shares. Each full Class R Share outstanding is entitled to one vote and each fractional Class R Share out-standing is entitled to a proportionate share of one vote for such purposes.

              If the New Agreement is not approved by the shareholders, the Existing Agreement will continue in effect. In addition, the Transferring Fund would forego implementation of direct charges on new shareholders of that Fund in connection with certain Fund transactions and the planned changes in minimum investment amount and account maintenance requirements.

              DESCRIPTION OF THE EXISTING AGREEMENT AND OF THE NEW AGREEMENT. The following summarizes the principal distinction between the Existing Agreement and the New Agreement.

              Under the terms of the Existing Agreement, Dreyfus, subject to the overall supervision and review of the Trustees of the Trust, supervises the investments of the Transferring Fund, maintains a continuous investment program for that Fund, determines what securities shall be purchased and sold, secures and evaluates such information as it deems proper and takes whatever action is necessary or convenient to perform its functions, including the placing of purchase and sale orders. Dreyfus also provides to the Transferring Fund, or arranges for and supervises the provision by third parties of, a variety of services, including custody, fund accounting, transfer agency, administrative, securities registration (including payment of Blue Sky fees and fees pursuant to Rule 24f-2 under the 1940 Act), legal, audit and similar services.

              Pursuant to the Existing Agreement, the Trust on behalf of the Transferring Fund pays Dreyfus a fee computed daily and payable monthly at the annual rate of .35 of 1% of that Fund's average daily net assets, less the Fund's allocable portion of the accrued fees and expenses (including counsel fees) of the Trustees who are not "interested persons" of the Trust under the 1940 Act. (The Transferring Fund's allocable portion of fees and expenses of those Trustees, including expenses of their counsel, are also borne by the Transferring Fund, but Dreyfus is required to reduce the fee payable to it by the amount of such fees and expenses, so that payment thereof does not increase the fees and expenses of the Fund.) Other expenses incurred in the operation of the Transferring Fund, which are expected to be minimal, include interest, taxes, brokerage commis-sions, and extraordinary expenses, and are borne by the Transferring Fund.

              The New Agreement would be substantially the same as the Existing Agreement with three notable differences.

              First, the form of the Existing Agreement reflects that it was originally entered into between Mellon Bank, the predecessor of Dreyfus as the Transferring Fund's manager, and the Trust with respect to several
     funds  thereof.    The   Existing  Agreement  was  transferred  to  Dreyfus
     effective October 17, 1994. The form of the New Agreement will reflect that it is between Dreyfus as manager of only certain series of the Trust (including the Transferring Fund) and the Trust on behalf of those series. (The Existing Agreement will remain in effect with respect to other series of the Trust until altered by appropriate shareholder or Trustee action with respect to those series.)

              Second, under the New Agreement, the Trust on behalf of the Transferring Fund would pay Dreyfus a fee computed daily and payable monthly at the annual rate of .45 of 1% of that Fund's average daily net assets (less the Fund's allocable portion of the accrued fees and expenses, including counsel fees, of the non-interested Trustees). This rate represents an increase from .35 of 1% of such average daily net assets (less such allocable portion) under the Existing Agreement.

              Third, the Trustees have approved the implementation of certain charges to be paid directly by shareholders of the Transferring Fund to the Fund's transfer agent with respect to certain transactions in which shareholders engage. A shareholder of the Transferring Fund would be required to pay a $5.00 charge for each exchange out of the Fund, wire redemption, Dreyfus Teletransfer redemption, or closeout of a shareholder account, and a $2.00 charge for each check redemption. Such charges are not currently assessed on shareholders of the Transferring Fund or payable to the transfer agent. Current shareholders of the Transferring Fund would be exempted from payment of the proposed charges, and the Board of Trustees has no present intention of imposing these or similar charges on current holders of Class R Shares in the future.

              Currently, all compensation received by the transfer agent with respect to the Transferring Fund is paid by Dreyfus as part of its responsibility under the Existing Agreement. Imposition of direct charges on shareholders may reduce the level of shareholder transactions and could indirectly benefit Dreyfus by allowing expenses payable by it to be reduced or maintained below those that might otherwise be in effect. The New Agreement would expressly recognize the payment of these charges directly by shareholders and would provide that the fee otherwise payable to Dreyfus under the New Agreement would not be reduced by the amount of any such charges paid to the transfer agent. Under Proposal 2, such direct shareholder charges could be adjusted in the future by action of the Board of Trustees, without further action by shareholders of the Transferring Fund. Dreyfus has indicated that it intends to recommend, whether or not the Plan or the New Agreement is approved, that an affiliate of Dreyfus be appointed as transfer agent for the Transferring
     Fund. Such appointment would not alter the fact that the payment of certain charges directly by shareholders to the transfer agent would not reduce the management fee otherwise payable by the Transferring Fund to Dreyfus under the New Agreement.

              IMPACT OF THE PROPOSAL. The Proposal would result in an increase in the fees and expenses that holders of Class R Shares bear from those in effect under the Existing Agreement. Holders of Class R Shares would experience an increase in management fees of .10 of 1% of the Transferring Fund's average daily net assets (although no change would occur in the first year, during which Dreyfus would limit its management fee to that currently in effect).

              A comparison of the management fees and total expenses holders of Class R Shares pay under the existing structure with the fees and expenses holders of Class R Shares would pay under the New Agreement are attached hereto as Appendix C.

              The accounts of purchasers of shares of the Transferring Fund after the New Agreement becomes effective would be charged $5.00 for each exchange out of the Transferring Fund, for each redemption transaction effected by wire or pursuant to the Dreyfus Teletransfer Privilege, and for account closeouts for which a charge otherwise does not apply and $2.00 for each check written. However, such charges would not be imposed under Proposal 2 on current holders of Class R Shares, and the Board of Trustees has no present intention of imposing these or similar charges on those holders.

              During the fiscal year ended June 30, 1995, Dreyfus and Mellon Bank as it predecessor received $397,565 in fees from the Transferring Fund, pursuant to the Existing Agreement. If the New Agreement had been in effect during the same period, the fees paid by the Transferring Fund would have been $511,155, or approximately 129% of the fees received under the Existing Agreement.

                                CERTAIN OTHER CHANGES

              If Proposal 2 is approved, Dreyfus intends that the Transferring Fund would be marketed in a manner consistent with an existing group of funds advised by Dreyfus, marketed under the name "BASIC" and available to all investors but designed for higher balance investors who generally tend to make more limited use of account transaction features and to use money market accounts more as a savings vehicle. Accordingly, the name of the Transferring Fund would be changed to "Dreyfus BASIC Massachusetts Municipal Money Market Fund." As of November 30, 1995, the Dreyfus BASIC family of funds was composed of six investment funds with total assets of approximately $4.5 billion.

              In addition, certain other changes would be implemented for the Transferring Fund if Proposal 2 is approved. Specifically, the minimum initial investment would be increased to $25,000, the minimum subsequent investment would be increased to $1,000, and the account balance below which accounts may be involuntarily redeemed by the Fund would be increased to $10,000. Shareholders of the Transferring Fund who purchased their shares prior to the effective date of the New Agreement would be permitted, until further action by the Board of Trustees, to maintain their existing accounts subject to the minimum account balances and minimum subsequent investment amounts now in effect, which are described in the Trust's Prospectus dated October 31, 1995.

              If   Proposal  2   is  approved,   the  availability   of  certain
     shareholder service features would also be eliminated. These services include the Dreyfus Auto-Exchange Privilege, Dreyfus-Automatic Asset BuilderRegistered Trademark, Dreyfus Dividend Options, Dreyfus Government Direct Deposit Privilege, Dreyfus Payroll Savings Plan and the Automatic Withdrawal Plan. In addition, checks used to redeem shares of the Transferring Fund would be required to be drawn in a minimum amount of $1,000 each. Finally, the minimum amount for Dreyfus Teletransfer transactions would be increased from $500 to $1,000 per day.

              The New Agreement and the related changes in Proposal 2 will only become effective if the Plan (Proposal 1) is approved by holders of Investor Shares and Class R Shares. If the New Agreement and the Plan are approved, the Transferring Fund would consist of a single class of shares, those presently designated Class R Shares. Accordingly, all shares of the Transferring Fund would be redesignated as "shares" (without separate classes). In addition, restrictions on persons to whom the Transferring Fund's shares may be sold, currently applicable to Class R Shares, would be eliminated. Furthermore, the exchange privileges currently applicable to Class R Shares would be modified, permitting a shareholder of the Transferring Fund to exchange into any class of shares of another fund in the Dreyfus Family of Funds to the extent that the shareholder was able to purchase that class initially, and limiting the number of exchanges out of the Transferring Fund in any calendar year to four. These changes would become effective simultaneously with the New Agreement.

                                REASONS FOR PROPOSAL 2

              Dreyfus recommended the New Agreement and the related changes in Proposal 2 to the Board of Trustees to increase the Transferring Fund's management fee in light of fees paid by comparable mutual funds in the industry and to provide Dreyfus with adequate fees to manage the Transferring Fund. At present, the overall expense ratio (including management fees) for Class R Shares has been below those of other state-specific, tax-free money market funds advised by Dreyfus and the industry average for funds with substantially the same investment objective and management services. Prior to the Existing Agreement, which became effective in April 1994, the Transferring Fund was obligated to pay advisory fees of .50 of 1% of its average daily net assets to its investment adviser; in addition, the Transferring Fund was directly responsible for paying third parties for various other services provided to the Fund, including custody, fund accounting and transfer agency services. After over eighteen months of operation under the current fee structure, under which Dreyfus is required (and Mellon Bank as its predecessor was required) to pay for essentially all normally recurring operating expenses of the Transferring Fund out of its fee of .35 of 1% of that Fund's average daily assets, Dreyfus believes that the current level of fees is inadequate for it to be able to continue indefinitely to properly manage the Transferring Fund. Dreyfus believes that keeping the Transferring Fund's management fee at its current level could hurt the Transferring Fund's long-term performance and has requested an increase in its fee as a result.

              The performance of the Transferring Fund, in Dreyfus' opinion, reflects management's commitment to developing investment management techniques and resources, such as research staff, qualified portfolio managers, and systems and facilities, that promote the long-term performance of the Transferring Fund. Dreyfus believes that the increase in the management fee is necessary to ensure that the Transferring Fund receives the investment services and resources needed to provide the Fund with the level and quality of service it requires. Dreyfus' request that the management fee be raised also reflects its belief that the Transferring Fund should bear the same level of fees for these services as other Dreyfus funds with comparable management needs and services. The New Agreement will result in a fee that is compatible to other state-specific, tax-free money market funds managed by Dreyfus. Furthermore, the level of total management and other fees for the Transferring Fund will remain below the median of total expenses experienced by competing funds with similar investment objectives and services.

              To mitigate possible adverse effects on existing holders of Class R Shares resulting from the adjustment of the Transferring Fund's management fee, Dreyfus has agreed that it will limit its fee to .35 of 1% of average daily net assets for one year following the implementation of the New Agreement.

              CONSIDERATION AND APPROVAL BY THE BOARD OF TRUSTEES. The Trust's Board of Trustees has determined that the compensation to be paid to Dreyfus under the New Agreement is fair and reasonable and provides a management fee similar to those of competing tax-free money market funds. In unanimously approving the New Agreement and recommending its approval by the holders of Class R Shares (which approval and recommendation were undertaken concurrently with its consideration of the Reorganization contemplated in Proposal 1 and are conditioned upon approval of Proposal 1 by the shareholders), the Trustees of the Trust, including those Trustees who are not "interested persons" of the Trust, as defined in the 1940 Act, took into account all factors that they deemed relevant. The factors considered by the Trustees, including the non-interested Trustees, included: the nature, quality and extent of the services Dreyfus furnishes to the Transferring Fund; the need for Dreyfus to maintain and to enhance its ability to attract and to retain qualified personnel to serve the Transferring Fund; the investment record of Dreyfus in managing the Transferring Fund; extensive financial, personnel and structural information on the Dreyfus organization, including the revenues and expenses of Dreyfus relating to its activities with respect to the Transferring Fund; and the effect of the proposed management fee increase on the total expense ratio of the Transferring Fund. The Trustees were also provided information as to Dreyfus' qualifications to act as investment manager in terms of the ability of its personnel, the quality and extent of the services rendered, and its commitment to its mutual fund investment business, including the Transferring Fund.

              On October 25, 1995, the Board of Trustees, including the non-interested Trustees, reviewed and approved the New Agreement. Among other things, they considered the following facts: that the current advisory fee is significantly below that paid to Dreyfus by other state-specific, tax-free money market funds for which it serves as investment adviser; that the total operating expenses with respect to the Transferring Fund are below those of other funds with comparable assets, objectives and services; that the total operating expense ratio of the Transferring Fund under the New Agreement would be below the median for other funds with comparable assets, objectives and services; that Dreyfus is entitled to be paid a reasonable fee for its services and that payment of such a fee is likely to be necessary to ensure that the Transferring Fund receives adequate resources and services; that the Transferring Fund's proposed fees would remain lower than its fees as in effect immediately prior to effectiveness of the Existing Agreement; and that Dreyfus agreed to limit its fee to .35 of 1% of the Transferring Fund's average daily net assets for one year following the implementation of the New Agreement, allowing time for shareholders of the Transferring Fund to find alternative investments if they so choose before being directly effected by the increase in the management fee. The Trustees also considered that provisions had been made to exempt existing holders of Class R Shares from the adverse impact of most of the other changes in operations proposed to be undertaken contemporaneously with adoption of the New Agreement, including the imposition of shareholder service charges and increases in minimum investment or transaction requirements.

              Accordingly, the Trustees unanimously voted to approve the terms and conditions of the proposed New Agreement, which will become effective only if the Plan (Proposal 1) is approved by holders of Investor Shares and Class R Shares, and to recommend that holders of Class R Shares vote FOR Proposal 2.


                                  OTHER INFORMATION

              VOTING INFORMATION. This Proxy Statement is furnished in connection with a solicitation of proxies by the Trust's Board of Trustees to be used at the Meeting to be held at 10:00 a.m., Eastern time, February 15, 1996, at 200 Park Avenue, New York, New York 10166, and at any adjournments thereof. This Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Transferring Fund on or about December 21, 1995. Only shareholders of record as of the close of business on December 4, 1995 (the "Record Date") will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares of the Transferring Fund and each class of the Transferring Fund outstanding and entitled to vote at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting of the Transferring Fund and its classes. If the enclosed form of proxy card is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxy cards will be voted FOR Proposals 1 and 2 and FOR any other matters deemed appropriate.

              Proxy cards that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (1) instructions have not been received from the beneficial owners or the persons entitled to vote or (2) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but not as votes cast. Holders of Investor Shares as of the Record Date who also have a beneficial interest in Class R Shares as of the Record Date are requested to so indicate on the proxy cards submitted by them. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the Trust, 200 Park Avenue, New York, New York 10166. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of Proposals 1 and 2.

              Proposal 1: Approval of Proposal 1 will require the affirmative vote of a "majority of the outstanding voting securities" of the Transferring Fund and each class of the Transferring Fund, which for this purpose means the lesser of: (1) 67% of the voting securities of the Transferring Fund or class present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Transferring Fund or class are present or represented by proxy, or (2) more than 50% of the outstanding voting securities of the Transferring Fund or class. Each full share outstanding is entitled to one vote, and each fractional share outstanding is entitled to a proportionate share of one vote for such purposes.

              If the shareholders of the Transferring Fund, or the holders of either class thereof, do not vote to approve the Plan, the Trustees of the Trust will continue the Transferring Fund in its current form, including the portion of its assets attributable to Investor Shares, and will consider other alternatives in the best interests of the shareholders.

              Proposal 2: Approval of Proposal 2 will require the affirmative vote of a "majority of the outstanding voting" Class R Shares, which for this purpose means the affirmative vote of the lesser of (1) 67% of such Class R Shares present at the Meeting, if the holders of more than 50% of the outstanding Class R Shares are present or represented by proxy, or (2) more than 50% of the outstanding Class R Shares. Each full Class R Share outstanding is entitled to one vote, and each fractional Class R Share outstanding is entitled to a proportionate share of one vote for such purposes.

              If the New Agreement is not approved by the holders of Class R Shares, the Existing Agreement will continue in effect. In addition, the

     Transferring Fund would forego implementation of direct charges on new shareholders of that Fund in connection with certain transactions and the planned changes in minimum investment amount and account maintenance requirements.

              Holders of both Investor Shares and Class R Shares are requested to vote on Proposal 1, and only holders of Class R Shares are requested to vote on Proposal 2. Under the Master Trust Agreement, a majority of the shares of the Transferring Fund or class within the Fund outstanding and entitled to vote on a matter shall be a quorum for the transaction of business at the Meeting, except as otherwise provided by the 1940 Act or other applicable law. The Trustees of the Trust have established December 4, 1995, as the record date for determining holders of Investor Shares and Class R Shares entitled to vote at the Meeting. As of __________, 1995, the number of shares outstanding and the approximate shares of each class of the Transferring Fund and those beneficially owned by Dreyfus and its affiliates were as follows:

                                                 Shares Beneficially Owned
                                                 By Dreyfus and Affiliates
                                                 -------------------------
                        Total Shares       Number of          % of Total
     Class Designation  Outstanding        Shares             Outstanding
     -----------------  ------------       ---------          -----------

     Investor           _____              _____              _____
     Class R            _____              _____              _____


              Dreyfus has advised the Trust that shares owned by Dreyfus or an affiliate of Dreyfus with respect to which Dreyfus or such affiliate exercises voting discretion will be voted FOR Proposals 1 and 2 described in this Proxy Statement, unless it votes more than 25% of the outstanding shares of the Transferring Fund or any class thereof entitled to vote, in which case it will vote its shares in proportion to the vote of the remaining shares, provided such vote is consistent with its fiduciary duties.

              Dreyfus is not aware of any holders of Investor Shares as of the Record Date who also have a beneficial interest in Class R Shares as of the Record Date. Holders of Investor Shares as of the Record Date who also have a beneficial interest in Class R Shares as of the Record Date are requested to so indicate on the proxy cards submitted by them.

              To the best knowledge of the Trustees of the Trust, as of ____________, 1995, no other single shareholder or "group" (as the term is used in Section 13(d) of the Exchange Act) beneficially owned more than 5% of any class of the Transferring Fund's outstanding shares, except as shown in the table below:

                                                      Shares
                                                      Benefi-
                                                      cially       % of
       Class Designation   Shareholder    Address      Owned      Total
       -----------------   -----------    -------     ------      ------

       Investor            ___            ___           ___        ___
       Class R             ___            ___           ___        ___

              At December 4, 1995, the Trustees and officers of the Trust and the Acquiring Fund as a group beneficially owned less than 1% of the shares of each class of the Transferring Fund and of the Transferring Fund's shares in the aggregate.

              Proxy solicitations will be made primarily by mail but may also be made by telephone, telegraph or personal solicitations conducted by officers and employees of Dreyfus, its affiliates or other representatives of the Trust. The cost of solicitation will be borne by Dreyfus.

              Dreyfus  will be  responsible  for  the  expenses  of  both  Funds
     incurred   in  connection   with  entering  into   and  carrying   out  the
     Reorganization, whether or not the Reorganization is consummated.

              In  the event  that  sufficient  votes to  approve Proposal  1  or
     Proposal 2 are not received by February 15, 1996, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of all circumstances that may bear upon a decision to adjourn the Meeting.

              A shareholder of the Transferring Fund who objects to the proposed Reorganization will not be entitled under either Massachusetts law or the Master Trust Agreement to demand payment for, or an appraisal of, his or her shares. Shareholders should be aware that shares of either class of the Transferring Fund and shares of the Acquiring Fund may be redeemed at their then-current NAV as described in the Prospectus of the respective Fund.

              The votes of the shareholders of the Acquiring Fund are not being solicited by this Proxy Statement and are not required to carry out the Reorganization.

              INFORMATION  ABOUT DREYFUS.   The  following persons  are officers
     and/or  directors  of Dreyfus:   Howard  Stein, Chairman  of the  Board and

     Chief Executive Officer; W. Keith Smith, Vice Chairman of the Board; Christopher M. Condron, President, Chief Operating Officer and a director; Stephen E. Canter, Vice Chairman, Chief Investment Officer and a director; Lawrence S. Kash, Vice Chairman-Distribution and a director; Philip L. Toia, Vice Chairman-Operations and Administration; Daniel C. Maclean, Vice President and General Counsel; Barbara E. Casey, Vice President-Dreyfus Retirement Services; Diane M. Coffey, Vice President-Corporate Communications; Elie M. Genadry, Vice President-Institutional Sales; Henry
     D. Gottman, Vice President-Retail Sales and Service; William F. Galvin, Jr., Vice President-Corporate Development; Andrew S. Waser, Vice President-Information Services; Mark N. Jacobs, Vice President-Fund Legal and Compliance and Secretary; Jeffrey N. Nachman, Vice President-Mutual Fund Accounting; Katherine C. Wickham, Vice President-Corporate Human Resources; Maurice Bendrihem, Controller; Elvira Oslapas, Assistant
     Secretary; Mandell L. Berman, Frank V. Cahouet, Alvin E. Friedman, Lawrence M. Green, Julian M. Smerling, David B. Truman, directors.

              Dreyfus, located at 200 Park Avenue, New York, New York 10166, was formed in 1947. Dreyfus is a wholly owned subsidiary of Mellon Bank, which is in turn a wholly owned subsidiary of Mellon. As of September 30, 1995, Dreyfus managed or administered approximately $78 billion in assets for more than 1.8 million investor accounts nationwide. Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly owned subsidiaries are Mellon Bank, Mellon Bank (DE) National Association, Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including Dreyfus, Mellon managed more than $203 billion in assets as of June 30, 1995, including $73 billion in mutual fund assets. As of June 30, 1995, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for approximately $707 billion in assets, including approximately $71 billion in mutual fund assets.

              At __________, 1995, Joseph S. DiMartino and Arch S. Jeffery, Trustees of the Trust, hold beneficial interest in ____ shares and ___ shares of Mellon, respectively.

              Dreyfus advises no money market funds other than the Transferring Fund and the Acquiring Fund that seek a high level of current income exempt from Federal and Massachusetts income taxes.

              Fund Transactions. Decisions to buy and sell securities for the Transferring Fund and effectuation of securities transactions are made by Dreyfus, subject to the overall supervision and review of the Trustees of the Trust. The same personnel are also in charge of portfolio transactions for other clients of other subsidiaries and affiliates of Dreyfus.

              Purchases and sales of portfolio securities for the Transferring Fund generally are transacted with the issuer or a primary market maker on a net basis, without the payment by the Transferring Fund of any brokerage commission for such purchases or sales. Purchases from dealers serving as primary market makers reflect the spread between the bid and asked prices. In selecting dealers and in executing portfolio transactions, Dreyfus seeks, on behalf of the Transferring Fund, the best overall terms available. In doing so, Dreyfus considers all matters it deems relevant, including the breadth of the market in the security, the price of the security and the financial condition and executing capability of the dealer. The Transferring Fund paid no brokerage commissions for the fiscal years ended June 30, 1993, 1994 and 1995.

              Dealers  may be  selected  who provide  brokerage  and/or research services to the Trust and/or other accounts over which Dreyfus or its affiliates exercise investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities or the purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). The receipt of research from dealers may be useful to Dreyfus in rendering investment management services to the Trust and/or its other clients; and, conversely, such information provided by its brokers or dealers who have executed transaction orders on behalf of other clients of Dreyfus may be useful to Dreyfus in carrying out its obligation to the Trust.

              The Transferring Fund will not purchase municipal obligations during the existence of any underwriting or selling group relating thereto of which an affiliate is a member, except to the extent permitted by the SEC. Under certain circumstances, the Transferring Fund may be at a disadvantage because of this limitation in comparison with other investment companies which have a similar investment objective but are not subject to such limitations.

              Dreyfus makes investment decisions for the Transferring Fund independently from those made for its other clients, other funds and clients of other affiliates of Dreyfus. On occasion, however, the same investment decisions will be made for the Transferring Fund as for one or more of Dreyfus' clients at about the same time. In a case in which the Transferring Fund and one of these other clients are simultaneously engaged in the purchase or sale of the same security, the transactions will, to the extent feasible and practicable, be averaged as to price and allocated as to amount among the Transferring Fund and/or the other client or clients pursuant to a formula considered equitable. In some cases, this system could have a detrimental effect on the price or volume of the security to be purchased or sold on behalf of the Transferring Fund. In other cases, however, it is believed that coordination and the ability to participate in volume transactions will be to the benefit of the Transferring Fund.

              INFORMATION ABOUT THE DISTRIBUTOR. Premier is the principal underwriter of the Transferring Fund pursuant to a Distribution Agreement between the Trust on behalf of the Transferring Fund and Premier. Premier is a wholly owned subsidiary of FDI Distribution Services, Inc., a provider of mutual fund administration services, which in turn is a wholly owned subsidiary of FDI Holdings, Inc., the parent company of which is Boston Institutional Group, Inc. During the fiscal year ended June 30, 1995, the Transferring Fund paid distribution fees of $222,784 with respect to its Investor Shares.

              Premier  serves  as Sub-Administrator  to  the  Transferring  Fund pursuant to a Sub-Administration Agreement with Dreyfus. As Sub-Administrator, Premier provides various administrative and corporate secretarial services to the Transferring Fund and is compensated by Dreyfus for the provision of such services.

              SHAREHOLDER PROPOSALS. Annual shareholder meetings are not held by the Trust. Shareholders wishing to submit proposals for consideration for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Trust at 200 Park Avenue, New York, New York 10166, such that they will be received by the Trust a reasonable period of time prior to any such meeting.

              OTHER BUSINESS. The Trustees of the Trust do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

              NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES. Please advise the Transferring Fund, 200 Park Avenue, New York, New York 10166, whether other persons are beneficial owners of shares for which proxies are being solicited and, if so, the number of copies of this Proxy Statement needed to supply copies to the beneficial owners of the respective shares.

                           FINANCIAL STATEMENTS AND EXPERTS

              The audited financial statements of the Acquiring Fund, as of January 31, 1995, and the statement of operations, the statement of changes in net assets and financial highlights for the period ended January 31, 1995, have been incorporated by reference into this Proxy Statement in reliance on the authority of the report of Ernst & Young LLP, independent accountants for the Acquiring Fund, as experts in accounting and auditing. The unaudited financial statements of the Acquiring Fund, as of June 30, 1995, and the statement of operations, the statement of changes in net assets and financial highlights for the period ended July 31, 1995, have been incorporated by reference into this Proxy Statement from the Semi-Annual Report of the Acquiring Fund.

              The audited financial statements, which include the statement of assets and liabilities of the Transferring Fund, as of June 30, 1995, and the statement of operations, the statement of changes in net assets and financial highlights for the year ended June 30, 1995, have been incorporated by reference into this Proxy Statement in reliance on the report of KPMG Peat Marwick LLP, independent accountants for the Trust for each of the two years ended June 30, 1995, given on the authority of the firm as experts in accounting and auditing. Information for fiscal years (periods) prior to the fiscal year ended June 30, 1994, was audited by other independent auditors.

                                    LEGAL MATTERS

              Certain legal matters concerning the issuance of shares of the Acquiring Fund will be passed upon by Stroock & Stroock & Lavan, Seven Hanover Square, New York, New York 10004-2594.

              THE BOARD OF TRUSTEES OF THE TRUST, INCLUDING THOSE TRUSTEES WHO ARE NOT "INTERESTED PERSONS" OF THE TRUST AS DEFINED IN THE 1940 ACT, UNANIMOUSLY RECOMMEND APPROVAL OF PROPOSALS 1 AND 2. ANY UNMARKED PROXY CARDS WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF PROPOSALS 1 AND 2.

                              __________________________

     APPENDIX A TO PROXY STATEMENT


                         AGREEMENT AND PLAN OF REORGANIZATION

                        AGREEMENT AND PLAN OF REORGANIZATION dated as of November 1, 1995 (the "Agreement"), between THE DREYFUS/LAUREL TAX-FREE MUNICIPAL FUNDS, a Massachusetts business trust (the "Trust"), on behalf of DREYFUS/LAUREL MASSACHUSETTS TAX-FREE MONEY FUND, a segregated portfolio of assets (a "series") thereof having an office at 200 Park Avenue, New York, New York 10166 (the "Transferring Fund"), and DREYFUS MASSACHUSETTS MUNICIPAL MONEY MARKET FUND, a Massachusetts business trust having an office at 200 Park Avenue, New York, New York 10166 (the "Acquiring Fund"). All agreements, representations, actions and obliga-tions described herein made or to be taken or undertaken by the Transferring Fund are made and shall be taken or undertaken by the Trust on behalf of the Transferring Fund.

                        WHEREAS, the Trust and the Acquiring Fund wish to effect a reorganization (the "Reorganization"), which will consist of the transfer to the Acquiring Fund of a portion of the assets of the Transferring Fund equal in value to the aggregate net asset value of the interest in the Transferring Fund represented by its Investor shares, in exchange solely for shares of the Acquiring Fund (the "Acquiring Fund Shares") and the redemption of those Investor shares by distribution in kind to the holders thereof of the Acquiring Fund Shares, such transfer and redemption to occur as of noon on the closing date provided for in paragraph 3.1 hereof (the "Closing Date"), all upon the terms and conditions hereinafter set forth in this Agreement;

                        WHEREAS, the Trust and the Acquiring Fund are regis-tered, open-end management investment companies and the Transferring Fund is a duly established and designated series of the Trust that owns securities that are assets of the character in which the Acquiring Fund is permitted to invest;

                        WHEREAS, both the Acquiring Fund and the Trust are authorized to issue their shares of beneficial interest;

                        WHEREAS, the  Board of  Trustees of  the Acquiring  Fund
     has determined that the exchange of Acquiring Fund Shares for a portion of the assets of the Transferring Fund equal in value to the aggregate net asset value of the interest in the Transferring Fund represented by its Investor shares is in the best interests of the Acquiring Fund shareholders and that the interests of those shareholders would not be diluted as a result of the Reorganization; and

                        WHEREAS, the Board of Trustees of the Trust has deter-mined that the exchange of such assets for Acquiring Fund Shares is in the best interests of the Transferring Fund shareholders and that the interests of those shareholders would not be diluted as a result of the
     Reorganization:

                        NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:

              1. TRANSFER OF CERTAIN ASSETS OF THE TRANSFERRING FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES.

                        1.1. Subject to the terms and conditions contained herein:

                                (a)    The  Transferring Fund  agrees to assign,
     transfer and convey to the Acquiring Fund as of noon on the Closing Date (the "Valuation Time") a portion of the assets of the Transferring Fund, including securities and cash, having a value equal to the aggregate net asset value of all Investor shares of the Transferring Fund, both full and fractional, issued and outstanding (collectively, the "Assets"), such values to be determined as set forth in paragraph 2.1. The Assets shall consist of as nearly a pro rata portion as is reasonably practicable of each security or other asset held by the Transferring Fund at the Valuation Time; and

                                (b)    The  Acquiring  Fund agrees  in  exchange
     therefor (i) to deliver to the Transferring Fund the number of full and fractional Acquiring Fund Shares determined as set forth in paragraph 2.3 and (ii) to take certain other actions, as set forth in paragraph 1.2.
     In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall cause its transfer agent to credit the Acquiring Fund Shares to the Transferring Fund's account on the books of the Acquiring Fund and shall deliver a confirmation thereof to the Transferring Fund.

                        1.2. The Transferring Fund will endeavor to discharge all of its known liabilities and obligations attributable to its Investor shares prior to the Closing Date to the extent reasonably practicable. At the closing provided for in paragraph 3.1 (the "Closing"), the Acquiring Fund shall execute an instrument in form and substance reasonably satisfactory to the Trust and its counsel, assuming a pro rata portion of the liabilities of the Transferring Fund unknown or contingent at the Closing Date, and entitling the Acquiring Fund to a pro rata portion of the assets of the Transferring Fund unknown or contingent at the Closing Date, in each case to the extent such assets or liabilities are discovered within a period of one year following the Closing Date, such pro rata portion to be determined based on the ratio of the aggregate net asset value of the Investor shares of the Transferring Fund, both full and fractional, issued and outstanding at the Valuation Time, to the aggregate net asset value of all shares of the Transferring Fund, both full and fractional, issued and outstanding at the Valuation Time.

                        1.3. The Transferring Fund shall deliver the Assets at the Closing to The Bank of New York, 90 Washington Street, New York, New York 10286, the Acquiring Fund's custodian (the "Custodian"), for the account of the Acquiring Fund, with all securities not in bearer form duly endorsed, or accompanied by duly executed separate assignments or stock powers, in proper form for transfer, with signatures guaranteed, and with all necessary stock transfer stamps, sufficient to transfer good and marketable title thereto (including all accrued interest and dividends and rights pertaining thereto) to the Custodian for the account of the Acquiring Fund free and clear of all liens, encumbrances, rights, restrictions and claims. All cash delivered shall be in the form of immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.

                        1.4. The Transferring Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to any of the Assets. The Transferring Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Transferring Fund on or after the Closing Date as distributions on or with respect to any of the Assets. Such assets shall be deemed included in the Assets and shall not be separately valued.

                        1.5. As soon after the Closing as is conveniently possible, the Transferring Fund will distribute in kind pro rata to the holders of record of its Investor shares, determined as of the Valuation Time, in redemption of such Investor shares, the Acquiring Fund Shares received by the Transferring Fund pursuant to paragraph 1.1. Such distribution will be accomplished by the Acquiring Fund's transfer agent transferring the Acquiring Fund Shares then credited to the account of the Transferring Fund on the books of the Acquiring Fund to open accounts on such books in the names of the holders of the Transferring Fund's Investor shares and representing the respective pro rata number of the Acquiring Fund Shares due each such shareholder. All issued and outstanding Investor shares of the Transferring Fund will simultaneously be canceled on the books of the Transferring Fund.

                        1.6. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. The Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.

                        1.7. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the redeemed Investor shares on the books of the Transferring Fund shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

                        1.8.    In  the  event   that,  immediately  before  the
     Valuation Time, any holder of Investor shares of the Transferring Fund also holds a direct or indirect beneficial interest in Class R shares of the Transferring Fund, the Transferring Fund shall redeem and cancel the Class R shares of such holder as of that time, by payment to the holder of cash equal to the net asset value of such Class R shares (and such Class R shares shall be deemed to have been previously redeemed and not outstanding for purposes of calculating pro rata amounts in this Section
     1). Class R shares of the Transferring Fund not so redeemed shall be designated as a single class of shares of the Transferring Fund, effective at the Valuation Time.

                        1.9.    Any    reporting    responsibility    of     the
     Transferring  Fund  is   and  shall   remain  the  responsibility   of  the
     Transferring Fund after the Reorganization.

              2.        VALUATION.

                        2.1. The value of the Assets shall be their values computed as of the Valuation Time, based on market quotations or market equivalents obtained from independent pricing services approved by the respective Boards of Trustees of the Trust and the Acquiring Fund. The aggregate net asset value of the Investor shares of the Transferring Fund, both full and fractional, issued and outstanding, shall be equal to (a) the number of such shares issued and outstanding at the Valuation Time, times (b) the net asset value per share of an Investor share computed as of the Valuation Time, based on market quotations or market equivalents with respect to the assets of the Transferring Fund obtained from indepen-dent pricing services approved by the respective Boards of Trustees of the Trust and the Acquiring Fund (rounded to the nearest one-hundredth of one cent ($.0001)).

                        2.2. The net asset value of an Acquiring Fund Share shall be the net asset value per share of the Acquiring Fund computed as of the Valuation Time, using the valuation procedures set forth in the Acquiring Fund's Agreement and Declaration of Trust dated September 12, 1990, as amended (the "Declaration of Trust") and then-current prospectus or statement of additional information (rounded to the nearest one-hundredth of one cent ($.0001)).

                        2.3. The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Assets shall be determined by dividing the value of the Assets determined in accordance with paragraph 2.1 by the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2. Dreyfus will undertake the valuation and calculations provided for in this Section 2.

              3.        CLOSING AND CLOSING DATE.

                        3.1.    Subject to the  provisions of Section 9 of  this
     Agreement, the Closing Date shall be the first day (other than a Friday) on which both the New York Stock Exchange and the Federal Reserve Bank of New York are open for business that occurs not less than seven (7) calendar days after the approval of this Agreement by the shareholders of the Transferring Fund, or such other date as the parties may mutually agree. All acts necessary to consummate the Reorganization (i.e., the Closing) shall be deemed to take place simultaneously as of noon on the Closing Date unless otherwise provided, notwithstanding that the Closing with respect to the Reorganization shall be held at 4:00 p.m., Eastern time, on the Closing Date at the offices of The Dreyfus Corporation

     ("Dreyfus"), 200 Park Avenue, New York, New York, or at such other time on the Closing Date and/or place as the parties may mutually agree.

                        3.2. The Custodian shall deliver at the Closing a certificate of an authorized officer stating that (a) the Assets have been delivered in proper form to the Acquiring Fund and (b) all necessary taxes including all applicable stock transfer stamps have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities.

                        3.3.    If at the Valuation Time (a) the  trading market
     or markets for portfolio securities of the Acquiring Fund or the Transferring Fund shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading in such market or markets shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Assets is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

                        3.4. The transfer agent for the Transferring Fund shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of all the holders of Investor shares of the Transferring Fund and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing (but after the redemption of Class R shares provided for in paragraph 1.8). The Acquiring Fund, or its transfer agent on its behalf, shall issue and deliver to the Secretary of the Trust a confirmation, or other evidence satisfactory to the Trust, that the Acquiring Fund Shares to be transferred to the Transferring Fund on the Closing Date have been credited to the Transferring Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, receipts or other documents as such other party or its counsel may reasonably request.

              4.        REPRESENTATIONS AND WARRANTIES.

                        4.1. The Trust, on behalf of the Transferring Fund, represents and warrants to the Acquiring Fund as follows:

                                (a)  The  Trust is  a business trust duly  orga-
     nized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry out this Agreement.

                                (b)  The  Trust is registered under the  Invest-
     ment Company Act of 1940, as amended (the "1940 Act"), as an open-end, non-diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

                                (c)     The   Transferring   Fund  is   a   duly
     established and designated series of the Trust.

                                (d)   The  current prospectus  and statement  of
     additional information of the Transferring Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "SEC") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                (e)   The  Transferring  Fund  is not,  and  the
     execution, delivery and performance of this Agreement will not result, in material violation of the Trust's Third Amended and Restated Master Trust Agreement dated December 9, 1992, as amended (the "Master Trust Agreement") or the Trust's By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Transferring Fund is a party or by which it is bound.

                                (f)    The  Transferring Fund  has  no  material
     contracts or other commitments outstanding (other than this Agreement) that will be terminated with liability to it on or prior to the Closing Date.

                                (g)   No litigation or administrative proceeding
     or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Trust with respect to the Transferring Fund or any of its properties or assets that, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Transferring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

                                (h)   The Statements  of Assets and  Liabilities
     of the Transferring Fund for the fiscal years ended June 30, 1994 and 1995, have been audited by KPMG Peat Marwick LLP, independent auditors, and for the fiscal years ended June 30, 1991, 1992 and 1993, have been audited by Coopers & Lybrand L.L.P., independent auditors; such financial statements are in accordance with generally accepted accounting principles, consistently applied; such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Transferring Fund as of such dates; and there are no known contingent liabilities of the Transferring Fund as of such dates not disclosed therein.

                                (i)   Since June  30, 1995, there  has not  been
     any material adverse change in the Transferring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business nor any incurrence by the Transferring

     Fund of indebtedness maturing more than one year from the date such indebtedness was incurred.

                                (j)  At the Closing Date, all Federal  and other
     tax returns and reports of the Transferring Fund required by law to have been filed by such date shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof; and to the best of the Transferring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to any such return.

                                (k)  For  each taxable year of the  Transferring
     Fund ended on or prior to the Closing Date, it has met the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification and treatment as a regulated investment company, and it will continue to meet all such requirements for its taxable year that includes the Closing Date.

                                (l)   All issued and  outstanding shares of  the
     Transferring Fund are duly and validly issued and outstanding, fully paid and non-assessable by the Transferring Fund, except to the extent that under Massachusetts law shareholders of a business trust may, under certain circumstances, be held personally liable for its obligations. All of the issued and outstanding shares of the Transferring Fund, at noon on the Closing Date, will be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Transferring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Transferring Fund shares, nor is there outstanding any security convertible into any of the Transferring Fund shares, except such as are contemplated herein.

                                (m)  On the Closing Date, the  Transferring Fund
     will have full right, power and authority to sell, assign, transfer and deliver the Assets.

                                (n)  The execution, delivery and  performance of
     this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Trust's Board of Trustees; and, subject to the approval of the Transferring Fund's shareholders and assuming due execution and delivery hereof by the Acquiring Fund, this Agreement will constitute the valid and legally binding obligation of the Trust on behalf of the Transferring Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

                                (o)    The  proxy  statement  and  statement  of
     additional information of the Transferring Fund (the "Proxy Statement") included in the Registration Statement (as defined in paragraph 5.4) and the information incorporated by reference into that Registration Statement (in each case other than information that has been furnished by the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

                        4.2. The Acquiring Fund represents and warrants to the Transferring Fund as follows:

                                (a)   The  Acquiring Fund  is a  business  trust
     duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has power to carry on its business as it is now being conducted and to carry out this Agreement.

                                (b)  The Acquiring Fund is registered  under the
     1940 Act as an open-end, non-diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
                                (c)   The  current prospectus  and statement  of
     additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act, the 1940 Act and the rules and regulations of the SEC thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                (d)  The Acquiring Fund is  not, and the  execu-
     tion, delivery and performance of this Agreement will not result, in material violation of the Declaration of Trust or its By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which it is a party or by which it is bound.

                                (e)  No litigation or  administrative proceeding
     or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets that, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

                                (f)   The Statements  of Assets  and Liabilities
     of the Acquiring Fund for the fiscal period ended January 31, 1992, and the fiscal years ended January 31, 1993, 1994 and 1995, have been audited by Ernst & Young LLP, independent auditors, and are in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Trust) fairly reflect the financial condition of the Acquiring Fund as of such dates.

                                (g)   Since January 31, 1995, there has not been
     any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business nor any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred.

                                (h)  At the Closing Date, all  Federal and other
     tax returns and reports of the Acquiring Fund required by law to have been filed by such date shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof; and to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to any such return.

                                (i)   For  each taxable  year of  the  Acquiring
     Fund ended on or prior to the Closing Date, it has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and it will continue to meet all such requirements for its taxable year that includes the Closing Date.

                                (j)   All issued and  outstanding shares of  the
     Acquiring Fund are duly and validly issued and outstanding, fully paid and non-assessable by the Acquiring Fund, except to the extent that under Massachusetts law shareholders of a business trust may, under certain circumstances, be held personally liable for its obligations. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares, except such as are contemplated herein.

                                (k)  The  execution, delivery and performance of
     this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Acquiring Fund's Board of Trustees; and, assuming due execution and delivery hereof by the Trust on behalf of the Transferring Fund, this Agreement will constitute the valid and legally binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

                                (l)     The  Registration   Statement  and   the
     information incorporated by reference therein (only insofar as it relates to the Acquiring Fund and is based on information furnished by the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

              5.        COVENANTS  OF THE  ACQUIRING  FUND AND  THE TRANSFERRING
     FUND.

                        5.1. The Acquiring Fund and the Transferring Fund each will operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and other distributions and the anticipated termina-tion by the Transferring Fund, as of the Valuation Time, of the Distribution Plan adopted pursuant to Rule 12b-1 of the SEC under the 1940 Act with respect to the Investor shares of the Transferring Fund.

                        5.2. The Transferring Fund shall call a meeting of its shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

                        5.3. Subject to the provisions of this Agreement, the Acquiring Fund and the Transferring Fund will each take, or cause to be taken, all action and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated herein.

                        5.4. The Acquiring Fund and the Transferring Fund shall cooperate in the provision of all information reasonably necessary for the preparation and filing of the registration statement of the Acquiring Fund on Form N-14, including the Proxy Statement, in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act, and applicable Blue Sky laws, in connection with the meeting of the shareholders of the Transferring Fund to consider approval of this Agreement and the transactions contemplated herein (the "Registration Statement").

                        5.5. The Acquiring Fund and the Transferring Fund shall cooperate in the preparation and filing as promptly as practicable with the SEC of an application, in form and substance reasonably satisfactory to their respective counsel, for exemptive relief from the provisions of Sections 12(d) and 17 of the 1940 Act, and from any other provision of the 1940 Act deemed necessary or advisable by such counsel, to permit consummation of the Reorganization as contemplated herein (the "Exemptive Application"). The Acquiring Fund and the Transferring Fund shall use all reasonable efforts to obtain the relief requested by the Exemptive Application.

                        5.6. The Acquiring Fund shall use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

              6.        CONDITIONS  PRECEDENT TO  OBLIGATIONS  OF  THE ACQUIRING
                        FUND.

                        The obligations of the Acquiring Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Transferring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

                        6.1. All representations and warranties of the Transferring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated herein, as of the Closing with the same force and effect as if made on the Closing Date and as of the Closing.
                        6.2. The Trust, on behalf of the Transferring Fund, shall have delivered to the Acquiring Fund at the Closing a certificate executed in its name by its President and a Vice President, in form and substance reasonably satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Transferring Fund made in this Agreement are true and correct at and as of the Closing, except as they may be affected by the transactions contemplated herein, and as to such other matters as the Acquiring Fund shall reasonably request.

              7.        CONDITIONS PRECEDENT TO  OBLIGATIONS OF THE TRANSFERRING
                        FUND.

                        The obligations of the Transferring Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

                        7.1. All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated herein, as of the Closing with the same force and effect as if made on the Closing Date and as of the Closing.

                        7.2. The Acquiring Fund shall have delivered to the Transferring Fund at the Closing a certificate executed in its name by its President and a Vice President, in form and substance reasonably satisfactory to the Trust, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing, except as they may be affected by the transactions contemplated herein, and as to such other matters as the Trust shall reasonably request.

              8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE TRANSFERRING FUND.

                        If any of the conditions set forth below does not exist on or before the Closing Date with respect to the Transferring Fund or the Acquiring Fund, the other party to this Agreement, at its option, shall not be required to consummate the transactions contemplated herein.

                        8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Transferring Fund in accordance with the provisions of the Master Trust Agreement and the 1940 Act.

                        8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

                        8.3. All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the SEC and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Transferring Fund to permit consummation, in all material respects, of the transactions contemplated herein shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Transferring Fund.

                        8.4. The Registration Statement shall have become effective under the 1933 Act, no stop orders suspending the effectiveness thereof shall have been issued, and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

                        8.5. The relief requested by the Exemptive Applica-tion shall have been granted in form and substance reasonably satisfactory to the respective counsel for the Acquiring Fund and the Transferring Fund.

                        8.6. The Transferring Fund shall have declared a dividend or dividends that, together with all previous dividends, shall have the effect of distributing to the Transferring Fund's shareholders all of its investment company taxable income, and net interest income excludable from gross income under Section 103(a) of the Code, for all its taxable years ended on or prior to the Closing Date and for its current taxable year through the Closing Date (computed without regard to any deduction for dividends paid) and any net capital gain realized in all such taxable years (after reduction for any capital loss carryforward).

                        8.7. The Acquiring Fund and the Trust shall each have received an opinion from Kirkpatrick & Lockhart LLP, counsel to the Trust, substantially to the effect that:

                        (a) The Acquiring Fund's acquisition of the Assets in exchange for the Acquiring Fund Shares will consti-tute a taxable sale of assets by the Transferring Fund to the Acquiring Fund;

                        (b) The Transferring Fund's redemption of its Investor shares by distributing in kind to the holders thereof the Acquiring Fund Shares will constitute a taxable redemption of such Investor shares to such holder;

                        (c) Gain or loss may be recognized to the Transfer-ring Fund on the transfer to the Acquiring Fund of the Assets in exchange for the Acquiring Fund Shares, depending upon whether the Transferring Fund's aggre-gate tax basis for the Assets is less than, is equal to or exceeds the aggregate fair value of the Acquiring Fund Shares received by the Transferring Fund;

                        (d) No gain or loss will be recognized to the Transferring Fund on the distribution of the Acquiring Fund Shares to redeeming holders of Investor shares of the Transferring Fund;

                        (e) No gain or loss will be recognized to the Ac-quiring Fund on its receipt of the Assets in exchange for the Acquiring Fund Shares;

                        (f) The Acquiring Fund's aggregate tax basis for the Assets will be equal to the aggregate fair value of the Acquiring Fund Shares exchanged therefor, and the Acquiring Fund's holding period for the Assets will begin on the day after the Closing Date; and

                        (g) The basis for the Acquiring Fund Shares received in the Reorganization by a holder of Investor shares of the Transferring Fund will be the fair market value of such Acquiring Fund Shares on the date of distribution, and such holder's holding period for those Acquiring Fund Shares will begin on the day after such date.


              9.        POSTPONEMENT OF THE CLOSING DUE TO CERTAIN CONDITIONS.

                        9.1. If as of noon on the day otherwise scheduled to be the Closing Date, the difference between the net asset values per share of the Investor shares of the Transferring Fund and of shares of the

     Acquiring Fund, computed based on market quotations or market equivalents obtained from independent pricing services approved by the respective Boards of Trustees of the Trust and the Acquiring Fund, equals or exceeds $.0025, either the Acquiring Fund or the Transferring Fund may postpone the Closing Date until the first date on which, as of noon, such difference in net asset values per share is less than $.0025, in which event noon on such date shall be the Valuation Time and the Closing shall occur at 4:00 p.m., Eastern time, on such date, unless the parties otherwise agree.
                        9.2. If as of noon on the day otherwise scheduled to be the Closing Date, Dreyfus, as investment adviser to the Transferring Fund, shall reasonably determine that consummation of the Reorganization will result in recognition to the Transferring Fund for Federal income tax purposes of gain or loss of $.0010 or more per share, the Closing Date shall be postponed until the first date on which, as of noon, Dreyfus shall so determine that such recognition of gain or loss will be less that $.0010 per share, in which event noon on such date shall be the Valuation Time and the Closing shall occur at 4:00 p.m., Eastern time, on such date, unless the parties otherwise agree.

              10.       TERMINATION OF AGREEMENT.

                        10.1. This Agreement and the transactions contemplated herein may be terminated and abandoned by resolution of the Board of Trustees of the Trust or of the Acquiring Fund, as the case may be, at any time at or prior to the Closing Date (notwithstanding any vote of the Transferring Fund's shareholders) if: (a) circumstances should develop that, in the opinion of either such Board, make proceeding with this Agreement inadvisable; (b) a material breach by the other party of any representation, warranty, or agreement contained therein has occurred; or (c) a condition to the obligation of the terminating party cannot reasonably be met.

                        10.2.   If this Agreement is  terminated and the Reorga-
     nization is abandoned pursuant to the provisions of this Section 10, this Agreement shall become void and have no effect, without any liability on the part of either party hereto or the Trustees, officers or shareholders of the Acquiring Fund or of the Trust or the Transferring Fund, as the case may be, in respect of this Agreement. If this Agreement is terminated or the exchange contemplated herein is abandoned, Dreyfus shall bear all expenses incurred in connection with this Agreement and the transaction contemplated herein up to the time of such termination or abandonment.

              11.       WAIVER.

                        At any time prior to the Closing Date, any of the conditions set forth in Sections 6, 7 or 8 may be waived by the Board of Trustees of the Acquiring Fund or of the Trust, as the case may be, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquiring Fund or of the Transferring Fund, as the case may be.

              12.       MISCELLANEOUS.

                        12.1.   None  of  the  representations  and   warranties
     included  or  provided  for  herein  shall  survive   consummation  of  the
     Reorganization.

                        12.2. This Agreement contains the entire agreement and understanding between the parties with respect to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation other than as set forth or provided in this Agreement or as may be, on or subsequent to the date hereof, set forth in a writing signed by the party to be bound thereby.

                        12.3.   Copies of the Master Trust Agreement and  of the
     Declaration of Trust are on file with the Secretary of the Commonwealth of Massachusetts. This Agreement is executed by the undersigned officers on behalf of the Trust (on behalf of the Transferring Fund) and the Acquiring Fund, respectively, and not on behalf of such officers or the Trustees of either the Trust or the Acquiring Fund as individuals. The respective obligations of the Trust and the Acquiring Fund under this Agreement are not binding upon any of their respective Trustees, officers, shareholders or partners individually. The obligations of the Acquiring Fund hereunder are binding only upon its assets and property, and the obligations of the Trust hereunder are binding only upon the assets and property of the Transferring Fund.

                        12.4. This Agreement shall be governed and construed in accordance with the internal laws of the State of New York, without giving effect to principles of conflict of laws; provided, however, that the due authorization, execution and delivery of this Agreement by the Acquiring Fund and the Trust shall be governed and construed in accordance with the internal laws of the Commonwealth of Massachusetts, without giving effect to principles of conflict of laws.

                        12.5. This Agreement may be executed in counterparts, each of which, when executed and delivered, shall be deemed to be an original.

                        12.6. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by either party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

                        IN WITNESS WHEREOF, the Trust, on behalf of the Trans-ferring Fund, and the Acquiring Fund have caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                                THE DREYFUS/LAUREL TAX-FREE MUNICIPAL FUNDS, on behalf of DREYFUS/LAUREL MASSACHUSETTS TAX-FREE MONEY FUND


     ATTEST: /s/ John E. Pelletier   By: /s/ Marie E. Connolly
             ---------------------       --------------------------
             Secretary               President

                                DREYFUS MASSACHUSETTS MUNICIPAL MONEY MARKET
                                FUND



     ATTEST: /s/ Elizabeth Bachman   By: /s/ Eric B. Fischman
             ---------------------       ---------------------
            Assistant Secretary      Vice President

     APPENDIX B TO PROXY STATEMENT


                                       FORM OF
                           INVESTMENT MANAGEMENT AGREEMENT

              AGREEMENT made this _____ day of ______________, 1995 between The Dreyfus Corporation, a New York corporation (hereinafter referred to as the "Adviser") and The Dreyfus/Laurel Tax-Free Municipal Funds, a Massachusetts business trust (hereinafter referred to as the "Trust"), on behalf of those of its series listed on Exhibit A hereto and such other of its portfolios of which the Trust may notify the Adviser and which the Adviser may notify the Trust it is willing to advise as provided in paragraph 2(b) hereof (in each case hereinafter referred to individually as a "Fund", and collectively as the "Funds").

              WHEREAS, the Trust is engaged in business as an open-end management company and is so registered under the Investment Company Act of 1940 (the "1940 Act"); and

              WHEREAS, the Trust is authorized to issue shares of beneficial interest ("Shares") in separate funds with each such fund representing the interests in a separate portfolio of securities and other assets; and

              WHEREAS, the Trust currently offers shares of beneficial interest in each Fund; and

              WHEREAS, the Trust desires for the Adviser to provide or otherwise arrange for the provision of other services for each Fund, including custody, transfer agency, administrative, accounting, legal, audit and similar services, and the Adviser is willing to do so,

              NOW, THEREFORE, WITNESSETH: That it is hereby agreed between the parties hereto as follows:

     1.       NAME OF TRUST.

              The Adviser consents to the use by the Trust of the name "The Dreyfus/Laurel Tax-Free Municipal Funds" so long as this Agreement or an extension, renewal or amendment thereof remains in effect, including any such agreements with any organization which shall have succeeded to the business of the Adviser. The Trust agrees that if and when no such agreement is in effect it will cease to use that name or any name indicating that it is advised by or otherwise associated with the Adviser.

     2.       APPOINTMENT OF ADVISER.

              (a) The Trust hereby appoints the Adviser to act as investment adviser to each Fund for the period and on the terms herein set forth. The Adviser accepts such appointment and agrees to render the services herein set forth, for the compensation herein provided.


                                       - B-1 -

              (b) In the event that the Trust desires to retain the Adviser to render investment advisory services hereunder with respect to one or more funds of the Trust other than those Funds listed on Exhibit A, the Trust shall notify the Adviser in writing. If the Adviser is willing to render such services it shall notify the Trust in writing whereupon each of such funds shall become a Fund hereunder and the compensation payable by such Funds to the Adviser will be as agreed in writing at the time.

     3.       DUTIES OF THE ADVISER.

              (a) The Adviser shall supervise the investments of each Fund, maintain a continuous investment program for each Fund, determine what securities shall be purchased or sold by each Fund, secure and evaluate such information as it deems proper and take whatever action is necessary or convenient to perform its functions, including the placing of purchase and sale orders. With the approval of the Board of Trustees, the Adviser may, from time to time, engage one or more sub-investment advisers.

              (b) The Adviser shall also provide to each Fund, or arrange for and supervise third parties in the provision to each Fund of, custody, transfer agency, administrative, accounting, legal, audit and similar services.

              (c) The Adviser, at its own expense, shall place all orders for the purchase and sale of portfolio securities for the account of each Fund with brokers or dealers selected by the Adviser. In executing portfolio transactions and selecting brokers or dealers, the Adviser will use its best efforts to seek on behalf each Fund the best overall terms available. In assessing the best overall terms available for any transaction, the Adviser shall consider all factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any (for the specific transaction and on a continuing basis). In evaluating the best overall terms available and in selecting the broker or dealer to execute a particular transaction, the Adviser may also consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934) provided to any Fund and/or other accounts over which the Adviser or any affiliate of the Adviser exercises investment discretion. The Adviser is authorized to pay to a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for any Fund which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if, but only if, the Adviser determines in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer -- viewed in terms of that particular transaction or in terms of all of accounts over which investment discretion is so exercised.



                                       - B-2 -

              (d) All of the functions undertaken by the Adviser hereunder shall at all times be subject to any directions of the Board of Trustees of the Trust, its committees or officers of the Trust acting under the authority of the Board of Trustees.

     4.       COMPENSATION OF THE ADVISER.

              (a) Except as may be agreed pursuant to paragraph 2(b) with respect to Funds not listed on Exhibit A, the Trust agrees to pay to the Adviser, and the Adviser agrees to accept as full compensation for the services and facilities provided by the Adviser hereunder with respect to each Fund, a fee computed daily and payable monthly at the annual rate of .45 of 1% of the average daily net assets of the Fund, less the Fund's allocable portion of the accrued fees and expenses (including counsel fees) of the non-interested trustees of the Trust.

              In case of termination of this Agreement with respect to a Fund during any month, the fee with respect to such Fund for that month shall be reduced proportionately based upon the number of calendar days during which it is in effect, and the fee shall be computed upon the average net assets of the Fund for the business days during which it is so in effect.

              The fees payable under this Agreement shall be calculated by applying 1/365ths of the annual rate to the net assets of the applicable Fund each day, such net assets to be determined as of the close of business on that day or that last previous business day, and shall be accrued daily.

              (b) The Adviser will pay all of the Trust's expenses (exclusive of those paid directly by shareholders as provided in paragraph 4(c)), including the fees and other charges of third-party service providers engaged pursuant to paragraph 3(a) or (b) above, except interest, taxes, brokerage commissions, Rule 12b-1 distribution fees and expenses, fees and expenses of the non-interested trustees (including counsel fees), and extraordinary expenses. The Adviser will provide the Trust with all physical facilities and personnel required to carry on the business of the Trust, including but not limited to office space, office furniture, fixtures and equipment, office supplies, computer hardware and software, and salaried and hourly paid personnel. The Adviser may at its own expense employ others to provide all or any part of such facilities and personnel.

              (c) The Trust may, from time to time, provide for the payment of charges to be made by shareholders of a Fund to the Fund's transfer agent for services used by such shareholders (including, without limitation, exchanges out of the Fund, wire redemptions, account closeouts, Dreyfus Teletransfer redemptions and redemption checks). Such payments by shareholders to the Fund's transfer agent shall not be obligations of the Adviser under paragraph 4(b) above, and the Adviser shall not be required to reduce the compensation otherwise payable to it under paragraph 4(a), nor shall the Trust be entitled to a credit toward the amount payable by it under such paragraph 4(a), by virtue of any such shareholder payments,

                                       - B-3 -
     whether or not such shareholder payments may directly or indirectly affect amounts payable to the Fund's transfer agent by the Adviser.

     5.       LIMITATION OF LIABILITY OF ADVISER.

              The Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust or any Fund in connection with the performance of its obligations under this Agreement; but nothing herein contained shall be construed to protect the Adviser against any liability to the Trust by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties under the Agreement.

              All functions undertaken by the Adviser shall at all times conform to, and be in accordance with, any requirements imposed by: (i) the Investment Company Act of 1940, and any rules and regulations promulgated thereunder; (ii) any other applicable provisions of law; (iii) the Third Amended and Restated Master Trust Agreement dated December 9, 1992, as amended from time to time; (iv) the By-Laws of the Trust as amended from time to time; and (v) the registration statement of the Trust, as amended from time to time, filed under the Securities Act of 1933 and the 1940 Act.

     6.       DURATION AND TERMINATION OF THIS AGREEMENT.

              (a) This Agreement shall become effective with respect to the Funds listed on Exhibit A on the date hereof and, with respect to any additional Fund, on the date of receipt by the Trust of notice from the Adviser in accordance with paragraph 2(b) hereof that the Adviser is willing to serve as Adviser with respect to such Fund. Unless terminated as herein provided, this Agreement shall remain in full force and effect for two years from the date hereof with respect to each Fund listed on Exhibit A and, with respect to each other Fund added to the Trust pursuant to paragraph 2(b), for two years from the date on which such Fund becomes a Fund hereunder, and shall continue in full force and effect for periods of one year thereafter with respect to each Fund so long as such continuance with respect to any such Fund is approved at least annually,
     (a) by either the Trustees of the Trust or by vote of a majority of the outstanding voting Shares (as defined in the 1940 Act) of such Fund, and
     (b) in either event by the vote of a majority of the Trustees of the Trust who are not parties to this Agreement or interested persons (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval.

              Any approval of this Agreement by the holders of a majority of the outstanding Shares (as defined in the 1940 Act) of any Fund shall be effective to continue this Agreement with respect to such Fund notwithstanding (a) that this Agreement has not been approved by the holders of a majority of the outstanding Shares of any other Fund affected thereby, and (b) that this Agreement has not been approved by the vote of a majority of the outstanding Shares of the Trust, unless such approval shall be required by any other applicable law or otherwise.

                                       - B-4 -

              (b) This Agreement may be terminated at any time, without payment of any penalty, by vote of the Trustees of the Trust or by vote of a majority of the outstanding Shares (as defined in the 1940 Act), or by the Adviser on sixty (60) days' written notice to the other party.

              (c) This Agreement shall automatically and immediately terminate in the event of its assignment.

     7.       LIMITATION OF LIABILITY.

              The term Trustees of The Dreyfus/Laurel Tax-Free Municipal Funds means and refers to the Trustees from time to time serving under the Third Amended and Restated Master Trust Agreement dated December 9, 1992, as the same may subsequently thereto have been, or subsequently hereto be, amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust, personally, but bind only the trust property of the Trust, as provided in the Third Amended and Restated Master Trust Agreement of the Trust. The execution and delivery of this Agreement have been authorized by the Trustees and shareholders of the Trust and signed by the President of the Trust, acting as such, and neither such authorization by such Trustees and shareholders nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust as provided in its Third Amended and Restated Master Trust Agreement.

              IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed the day and year above written.

                                       THE DREYFUS/LAUREL TAX-FREE
                                         MUNICIPAL FUNDS



                                       By:________________________________
                                       Name:
                                       Title:


                                       THE DREYFUS CORPORATION



                                       By:________________________________
                                       Name:
                                       Title:






                                       - B-5 -

                               Exhibit A to Appendix B


     Dreyfus BASIC California Municipal Money Market Fund
     (formerly the Dreyfus/Laurel California Tax-Free Money Fund)

     Dreyfus BASIC New York Municipal Money Market Fund
     (formerly the Dreyfus/Laurel New York Tax-Free Money Fund)

     Dreyfus BASIC Massachusetts Municipal Money Market Fund
     (formerly the Dreyfus/Laurel Massachusetts Tax-Free Money Fund)






































                                       - B-6 -

     APPENDIX C TO PROXY STATEMENT

                    EXPENSE RATIO COMPARISON UNDER NEW AGREEMENT
                   DREYFUS/LAUREL MASSACHUSETTS TAX-FREE MONEY FUND

                                Current Expense Ratio
       ESTIMATED ANNUAL FUND OPERATING            Investor      Class R
       EXPENSES                                    Shares       Shares
       (as a percentage of net assets)
       Management Fee  . . . . . . . . . . .        .35%         .35%
       12b-1 Fees  . . . . . . . . . . . . .        .25%         none
       Other Expenses(1) . . . . . . . . . .        .00%         .00%
                                                    ----         ----
       Total Fund Operating Expenses . . . .        .60%         .35%
       Example:
               You would pay the following
               expenses on a $1,000
               investment, assuming (1) a 5%
               annual return and (2)
               redemption at the end of each
               time period:


                                 Investor Shares      Class R Shares
                                 ---------------      --------------
                 1 Year                $ 6                  $ 4
                 3 Years               $19                  $11
                 5 Years               $33                  $20

                 10 Years              $75                  $44

                      Proposed Expense Ratio (With One Year Cap)
                      ------------------------------------------
                                                        Fund Shares
       ESTIMATED ANNUAL FUND OPERATING EXPENSES         -----------
       (as a percentage of net assets)
       Management Fee  . . . . . . . . . . . . . . .        .35%
       12b-1 Fees  . . . . . . . . . . . . . . . . .       0.00%
       Other Expenses(1) . . . . . . . . . . . . . .       0.00%
                                                           -----
       Total Fund Operating Expenses . . . . . . . .        .35%

       Example:
               You would pay the following expenses
               on a $1,000 investment, assuming (1)
               a 5% annual return and (2) redemption
               at the end of each time period:

                                         Fund Shares
                                         -----------
                          1 Year             $ 4
                          3 Years            $11
                          5 Years            $20
                          10 Years           $44

            The amounts listed in the examples should not be considered as representative of future expenses and actual expenses may be greater or less than those indicated. Moreover, while the example assumes a 5% annual return, the Fund's actual performance will vary and may result in an actual return greater or less than 5%.
     ________________________

     (1) Does not include fees and expenses of the non-interested trustees (including counsel). The investment manager is contractually required to reduce its Management Fee in an amount equal to the Fund's allocable portion of such fees and expenses, which are estimated to be .02% of the Fund's net assets.

             Proposed Expense Ratio (Without One Year Cap)
             ---------------------------------------------

                                                         Fund
                                                        Shares
       ESTIMATED ANNUAL FUND OPERATING EXPENSES
       (as a percentage of net assets)
       Management Fee  . . . . . . . . . . . . . .       .45%
       12b-1 Fees  . . . . . . . . . . . . . . . .       .00%
       Other Expenses(1) . . . . . . . . . . . . .       .00%
                                                         ----
       Total Fund Operating Expenses . . . . . . .       .45%

       Example:
               You would pay the following
               expenses on a $1,000 investment,
               assuming (1) a 5% annual return and
               (2) redemption at the end of each
               time period:
                                         Fund Shares
                          1 Year             $ 5
                          3 Years            $14
                          5 Years            $25
                          10 Years           $57

            The amounts listed in the example should not be considered as representative of future expenses and actual expenses may be greater or less than those indicated. Moreover, while the example assumes a 5% annual return, the Fund's actual performance will vary and may result in an actual return greater or less than 5%.






     ________________________

     (1) Does not include fees and expenses of the non-interested trustees (including counsel). The investment manager is contractually required to reduce its Management Fee in an amount equal to the Fund's allocable portion of such fees and expenses, which are estimated to be .02% of the Fund's net assets.

                         STATEMENT OF ADDITIONAL INFORMATION

                                          OF

                  DREYFUS MASSACHUSETTS MUNICIPAL MONEY MARKET FUND
                                  200 PARK AVENUE
                               NEW YORK, NEW YORK 10166
                                    1-800-645-6561
                               DATED DECEMBER 21, 1995

              This Statement of Additional Information, which is not a Prospectus, relates to the acquisition of the Investor shares of Dreyfus/Laurel Massachusetts Tax-Free Money Fund (the "Transferring Fund"), a portfolio of The Dreyfus/Laurel Tax-Free Municipal Funds (formerly known as The Laurel Tax-Free Municipal Funds and also formerly known as The Boston Company Tax-Free Municipal Funds), by Dreyfus Massachusetts Municipal Money Market Fund (the "Acquiring Fund") and supplements and should be read in conjunction with the Prospectus/Proxy Statement dated December 21, 1995. To obtain a copy of the Prospectus/Proxy Statement, please write to the Acquiring Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11566-0144, or call toll-free 1-800-645-6561.

              This Statement of Additional Information incorporates by reference the following documents, a copy of each of which accompanies this Statement of Additional Information:

              A. The Statement of Additional Information of the Acquiring Fund dated May 31, 1995, including the Acquiring Fund's audited financial statements for the period ended January 31, 1995, previously filed on EDGAR, Accession number 0000871967-95-000003.

              B. The unaudited financial statements of the Acquiring Fund for the semi-annual period ended July 31, 1995, which appear in the Acquiring Fund's Semi-Annual Reports for the period ending July 31, 1995, previously filed on EDGAR, Accession number 0000871967-95-000012.

              C. The Statement of Additional Information of the Transferring Fund dated October 31, 1995, previously filed on EDGAR, Accession number 0000717341-95-000020.

              D. The audited financial statements of the Transferring Fund for the fiscal year ended June 30, 1995, which are included in the Transferring Fund's Annual Report for the period ending June 30, 1995, previously filed on EDGAR, Accession number 0000717341-95-000012.

              The following are pro forma financial statements of the Acquiring Fund and the Transferring Fund giving effect to the proposed
     Reorganization described in the Prospectus/Proxy as of July 31, 1995:


     Dreyfus/Laurel Massachusetts Tax-Free Money Fund
     Pro Forma Statement of Assets and Liabilities
     July 31, 1995 (Unaudited)
                                                                                                        Pro Forma
                                                                                                     Dreyfus/Laurel
                                                        Dreyfus/Laurel                               Massachusetts
                                                        Massachusetts                               Tax-Free Money
                                                       Tax-Free Money                                    Fund (b)
                                                              Fund           Adjustments (a)             (Note 1)
                                                       ------------------    ---------------        ------------------

     ASSETS:
       Investment in securities, at value - Note 2        $118,020,962        ($86,634,444)                    $31,386,518
       Interest Receivable                                     693,596            (509,141)                            184,455
                                                      ----------------       --------------                    ---------------
     Total Assets                                          118,714,558         (87,143,585)                 (c)31,570,973

     LIABILITIES:
       Due to The Dreyfus Corporation                          113,972                                         113,972
       Due to Distributor                                       14,910                                         14,910
       Due to Custodian                                        655,990                                         655,990
       Accrued Expenses                                          5,668                                         5,668
       Payable for investment securities purchased           1,170,000                                              1,170,000
                                                       ---------------     ----------------                    --------------
     Total Liabilities                                       1,960,540                                              1,960,540(f)
                                                       ---------------     ----------------                    --------------
     NET ASSETS                                           $116,754,018        ($87,143,585)                     $29,610,433
                                                          ============        =============                    ============
     REPRESENTED BY:

       Paid-in capital                                     116,822,670        ($87,178,463)                 (d)29,644,207
       Accumulated net realized gain/(loss)
          on investments                                      (68,652)               34,878                 (e)       (33,774)
                                                      ----------------     ----------------                    --------------
     NET ASSETS                                           $116,754,018        ($87,143,585)                     $29,610,433
                                                          ============        =============                    ============
     Shares of Beneficial Interest Outstanding             116,822,670         (87,195,902)                       29,626,768
                                                          ============        =============                    ============
     NET ASSET VALUE PER SHARE                                 $0.9994                                                $0.9994
                                                          ============                                         ============
                                                                      See notes to pro forma financial statements.


          (a) Represents amounts allocated to the Fund's Investor class of shares.
          (b) Represents pro forma statement of assets and liabilities of Dreyfus/Laurel Massachusetts Tax-Free Money Fund after redemption of the Fund's Investor shares.
          (c) Represents assets at amortized cost. Market value of assets is $87,178,463.
          (d) Includes a $17,439 adjustment resulting from the difference between the number of shares redeemed (87,195,902) by Dreyfus/Laurel Massachusetts Tax-Free Money Fund and the number of shares exchanged (87,178,463) by Dreyfus Massachusetts Municipal Money Market Fund.
          (e) Represents difference between assets at amortized cost and assets at market value.
          (f) The Transferring Fund will endeavor to discharge all of its known liabilities and obligations attributable to its Investor shares prior to the Closing Date to the extent reasonably practicable.


     Dreyfus/Laurel Massachusetts Tax-Free Money Fund
     Pro Forma Statement of Operations
     Twelve Months Ended June 30, 1995 (Unaudited)

                                                                                                       Pro Forma
                                                                                                     Dreyfus/Laurel
                                                Dreyfus/Laurel                                       Massachusetts
                                                Massachusetts                                        Tax-Free Money
                                                Tax-Free Money                       Pro Forma          Fund (b)
                                                     Fund        Adjustments (a)    Adjustments         (Note 1)
                                                --------------   ---------------    -----------      --------------

       INVESTMENT INCOME:

         Interest Income                         $4,113,322       ($3,226,987)                           $886,335
                                                 ----------       -----------                            --------

         Expenses:
            Management fee                          397,565          (311,898)          24,476          110,143 (c)

            Trustees' fees and expenses               9,343            (7,330)                              2,013

            Distribution fees                       222,784          (222,784)                                  0
                                                 ----------        ----------        ---------         ----------

                                                    629,692          (542,012)          24,476            112,156
            Less-reduction in management fee        -------           -------           24,476             24,476
            due to undertaking                  -----------        ----------       ----------         ----------

                   Total Expenses                   629,692          (542,012)               0            87,680 (d)
                                                 ----------        ----------       ----------          ----------

       INVESTMENT INCOME-NET                      3,483,630        (2,684,975)                            798,655

       NET REALIZED GAIN ON INVESTMENTS                 977              (766)                                211
                                                 ----------        ----------       ----------         ----------

       NET INCREASE IN NET ASSETS RESULTING      $3,484,607       ($2,685,741)                           $798,866
       FROM OPERATIONS                           ==========        ==========       ==========         ==========

          See notes to proforma financial statements.

          (a) Represents amounts allocated to the Fund's Investor class of shares. Amount based on the average number of shares outstanding for the Investor shares divided by the average net assets of the Fund.
          (b) Represents pro forma operating results of Dreyfus/Laurel Massachusetts Tax-Free Money Fund after redemption of the Fund's Investor shares and other pro forma adjustments.

          (c) Total combined average net assets for the twelve months ended June 30, 1995 multiplied by the proposed Management Fee of .45%.
          (d) Total combined average net assest for the twelve months ended June 30, 1995 multiplied by .35%. Dreyfus has agreed to limit its fee for one year following completion of the Reorganization to .35%.

     Dreyfus Massachusetts Municipal Money Market Fund
     Pro Forma Statement of Assets and Liabilities
     July 31, 1995 (Unaudited)


                                                                                                                Pro Forma Combined
                                                                                Dreyfus/Laurel                        Dreyfus
                                                                Dreyfus          Massachusetts                     Massachusetts
                                                             Massachusetts      Tax-Free Money                    Municipal Money
                                                            Municipal Money          Fund                           Market Fund
                                                              Market Fund       Investor Class    Adjustments        (Note 1)
                                                                                     (a)

       ASSETS:

         Investment in securities, at value - Note 2         $171,417,802        $87,178,463                        $258,596,265
         Interest receivable                                    1,000,855                                              1,000,855

         Prepaid expenses                                          10,851                                                 10,851
       Total Assets                                           172,429,508         87,178,463                         259,607,971

       LIABILITIES:
         Due to The Dreyfus Corporation                            43,314                                                 43,314

         Due to Custodian                                         130,149                                                130,149
         Accrued Expenses                                          49,446                                                 49,446

         Payable for investment securities purchased            9,034,650                                              9,034,650
       Total Liabilities                                        9,257,559                                             $9,257,559

       NET ASSETS                                            $163,171,949        $87,178,463                        $250,350,412
       REPRESENTED BY:

         Paid-in capital                                      163,203,379         87,178,463                         250,381,842
         Accumulated net realized (loss) on investments           (31,430)                                               (31,430)

       NET ASSETS                                            $163,171,949        $87,178,463                        $250,350,412
       Shares of Beneficial Interest outstanding              163,203,379         87,195,902                         250,399,281

       NET ASSET VALUE PER SHARE - Note 3                         $0.9998            $0.9998                            $0.9998

          See notes to pro forma financial statements.

          (a) Represents the aggregate net asset value of the Fund's Investor class of shares being acquired.

               See pro forma Dreyfus/Laurel Massachusetts Tax-Free Money Fund Statement of Assets and Liabilities on page 1.


     Dreyfus Massachusetts Municipal Money Market Fund
     Pro Forma Statement of Operations
     Twelve Months Ended July 31, 1995 (Unaudited)
                                                                                                                    Pro Forma
                                                                                                                    Combined
                                                                         Dreyfus/Laurel                             Dreyfus
                                                        Dreyfus           Massachusetts                          Massachusetts
                                                     Massachusetts       Tax-Free Money                         Municipal Money
                                                    Municipal Money           Fund                                Market Fund
                                                      Market Fund      Investor Class (a)      Adjustments          (Note 1)
                                                    ---------------    ------------------      -----------      ---------------


         Interest Income                               $5,107,787            $3,226,987                             $8,334,774
       Expenses:

         Management fee                                   710,334               311,898           133,671            1,155,903  (b)
         Shareholder servicing costs                      158,024                 -----            84,429              242,453  (c)

         Professional fees                                 36,941                 -----                                 36,941  (d)
         Custodian fees                                    14,211                 -----             7,593               21,804  (c)

         Registration fees                                 18,183                 -----                                 18,183  (d)
         Prospectus & shareholders' reports                10,536                 -----                                 10,536  (d)

         Trustees' fees and expenses                        7,139                 7,330            (7,330)               7,139  (d)
         Distribution fees                                      0               222,784          (222,784)                   0  (e)

         Miscellaneous                                     17,633                 -----                                 17,633  (d)
                                                          973,001               542,012            (4,421)           1,510,592

         Less-reduction in management fee due             501,643                 -----          (378,134)             123,509
            Total Expenses                                471,358               542,012           373,713            1,387,083  (f)

       INVESTMENT INCOME - NET                          4,636,429             2,684,975          (373,713)           6,947,691
       NET REALIZED GAIN/(LOSS) ON INVESTMENTS            (30,672)                  766                                (29,906)

       NET INCREASE IN NET ASSETS RESULTING FROM       $4,605,757            $2,685,741         ($373,713)          $6,917,785

          See notes to pro forma financial statements.

          (a) Represents amounts allocated to the Fund's Ivestor Class of shares for the year ended June 30, 1995.

               See pro forma Dreyfus/Laurel Massachusetts Tax-Free Money Fund Statement of Operations on page 2.
          (b) Total combined average net assets for the twelve months ended multiplied by .50%.
          (c) Based on expenses of Dreyfus Massachusetts Municipal Money Market Fund and estimated additional costs after the merger.

          (d)  Expenses are based on one fund.
          (e) No Distribution Plan exists on Dreyfus Massachusetts Municipal Money Market Fund.
          (f) Total combined average net assets for the twelve months ended multiplied by .60%.

               Dreyfus has agreed to limit the Fund's total operating expenses to .60% for one year following the completion of the Reorganization.

     DREYFUS/LAUREL MASSACHUSETTS TAX-FREE MONEY FUND


     NOTES TO PRO FORMA FINANCIAL STATEMENTS  (Unaudited)


     NOTE 1 - Basis of Combination



          On October 25, 1995, the Board of Trustees of the Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") approved an Agreement and Plan of Reorganization whereby, subject to approval by the shareholders (holders of both Investor and Class R shares) of Dreyfus/Laurel Massachusetts Tax-Free Money Fund (the "Fund"), the Dreyfus Massachusetts Municipal Money Market Fund (the "Acquiring Fund") would acquire a portion of the Fund's assets having a value equal to the aggregate net asset value of the Fund's Investor shares. Holders of the Fund's Investor shares would become shareholders of the Acquiring Fund, receiving (in exchange for their Investor shares) shares of the Acquiring Fund with an aggregate net asset value equivalent to their investment in the Fund at the time of the transaction, and the Fund's Investor class of shares would be terminated. This transaction will be accounted for as a taxable merger of investment companies.

          Subject to the approval by the Fund's shareholders of the above transaction, the Board of Trustees of the Trust approved a new investment management agreement (the "New Agreement") between The Dreyfus Corporation ("Dreyfus") and the Trust with respect to the Fund. This new agreement would require approval from the Class R shareholders of the Fund. Under the New Agreement the management fee payable by the Fund to Dreyfus for providing or arranging for the provision of substantially all services to the Fund would be increased from .35 (the current rate) to .45 of 1% of the Fund's average daily net assets and certain other changes would be implemented. Dreyfus has agreed to limit its fee for one year following the implementation of the New Agreement to .35 of 1% of the Fund's average daily net assets.

          The unaudited pro forma statement of assets and liabilities reflect the financial position of Dreyfus/Laurel Massachusetts Tax-Free Money Fund and Dreyfus Massachusetts Municipal Money Market Fund at July 31, 1995 as though the reorganization occurred as of that date. The unaudited pro forma statement of operations reflect the results of operations of the Fund and the Acquiring Fund for the twelve months ended June 30, 1995 and July 31, 1995 respectively. These statements have been derived from the Funds' books and records utilized in calculating daily net asset value under generally accepted accounting principles.

          The pro forma statement of assets and liabilities and operations should be read in conjunction with the historical financial statements of the Funds included or incorporated by reference in the Statements of Additional Information.

     NOTE 2 - Portfolio Valuation:

          Investments are valued at amortized cost, which has been determined by the Funds Boards to represent the fair value of the Funds' investments. The value of the assets being acquired by the Acquiring Fund shall be their values computed as of the valuation time on the reorganization date, based on market quotations or market equivalents obtained from independent pricing services approved by the respective Boards of Trustees of the Trust and the Acquiring Fund.


     NOTE 3 - Capital Shares:

          The pro forma net asset value per share assumes 87,195,902 additional shares of Beneficial Interest of the Acquiring Fund were issued in connection with the proposed acquisition of the Fund's Investor Class by the Acquiring Fund as of July 31, 1995. The pro forma combined number of shares outstanding of 250,399,281 consists of the 87,195,902 shares issuable to the Fund's Investor Class in the merger and 163,203,379 shares of the Acquiring Fund outstanding at July 31, 1995.


     NOTE 4 - Federal Income Taxes:

          The Funds have each elected to be taxed as a "regulated investment company" under the Internal Revenue Code. After the reorganization, both Funds intend to continue to qualify as regulated investment companies, if such qualification is in the best interests of its shareholders, by complying with the provisions available to certain investment companies, as defined in applicable sections of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from all, or substantially all, Federal incomes taxes.

          The identified cost of investments for the Funds is substantially the same for both financial accounting and federal income tax purposes. The tax cost of investments will remain unchanged for the combined entity.

                 DREYFUS MASSACHUSETTS MUNICIPAL MONEY MARKET FUND
                                       PART C

     Item 15.  Indemnification.

               Reference is made to Article EIGHTH of the Registrant's Agreement and Declaration of Trust incorporated by reference to Exhibit 1 of the Registration Statement filed under the Securities Act of 1933 on January 29, 1991 -- Registration No. 33-38741 (" Applicant's Registration Statement"). The application of these provisions is limited by Article 10 of the Registrant's By-Laws, incorporated by reference to Exhibit 2 of the Registration Statement, and by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act as is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registration in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

          Reference is also made to the Distribution Agreement, which is incorporated by reference to Exhibit (7) of this Registration Statement.


     Item 16.  Exhibits

          1 Registrant's Agreement and Declaration of Trust and Articles of Amendment are incorporated by reference to Exhibit (1) to the Applicant's Registration Statement filed under the Securities Act of 1933 on January 29, 1991.

          2 Registrant's By-Laws are incorporated by reference to Exhibit (2) to the to the Applicant's Registration Statement, filed under the Securities Act of 1933 on January 29, 1991.

          3         Not Applicable.

          4 The Agreement and Plan of Reorganization is filed herewith as Appendix A to Part A of this Registration Statement.

          5 Specimen certificate for the Registrant's securities is incorporated by reference to Exhibit (4) of Pre-Effective Amendment No. 1 to the Registration Statement filed under the Securities Act of 1933 on February 19, 1991.

          6 Registrant's Management Agreement is incorporated by reference to Exhibit 24(b)(5) of Post-Effective Amendment No. 6 to the Registration Statement filed under the Securities Act of 1933 on May 31, 1995.

          7 Registrant's Distribution Agreement is incorporated by reference to Exhibit 24(b)(6) of Post-Effective Amendment No. 6 to the Registration Statement filed under the Securities Act of 1933 on May 31, 1995.

          8         Not Applicable.

          9 Custody Agreement with The Bank of New York is incorporated by reference to Exhibit 8 of Post-Effective Amendment No. 1 to the Registration Statement filed under the Securities Act of 1933 on August 20, 1991.

          10        Not Applicable.

          11(a) Opinion of Stroock & Stroock & Lavan, Counsel to Registrant, as to the legality of the securities being registered.

          11(b) Opinion of Ropes & Gray as to the legality of the securities being registered.

          12        Tax opinion and consent of Kirkpatrick & Lockhart LLP.

          13 Registrant's Shareholder Services Plan is incorporated by reference to Exhibit 24(b)(9) of Post-Effective Amendment No. 6 to the Registration Statement filed under the Securities Act of 1933 on May 31, 1995.

          14(a) Consent of Ernst & Young LLP, Independent Auditors to Registrant, as to the use of their report dated March 2, 1995 concerning the financial statements of Registrant dated January 31, 1995.

          14(b) Consent of KPMG Peat Marwick LLP, independent auditors to Dreyfus/Laurel Massachusetts Tax-Free Money Fund, as to the use of their report dated September 7, 1995 concerning the financial statements of Dreyfus/Laurel Massachusetts Tax-Free Money Fund dated June 30, 1995.

          14(c) Consent of Stroock & Stroock & Lavan, Counsel to Registrant, as to the use of its opinion as to the legality of the securities being registered and as to the use of its name as counsel to such Fund. See Exhibit 11(a).

          14(d) Consent of Ropes & Gray as to the use of its opinion as to the legality of the securities being registered. See
                    Exhibit 11(b).

          14(e) Consent of Kirkpatrick & Lockhart LLP as to use of its tax opinion. See Exhibit 12.

          15        Not Applicable.

          16 Powers of Attorney for David W. Burke, Samuel Chase, Joni Evans, Arnold S. Hiatt, David J. Mahoney and Burton N. Wallack, Trustees; also for Marie E. Connolly, President and Treasurer of the Fund is incorporated by reference to Other Exhibit of Post-Effective Amendment No. 6 to the Registration Statement filed under the Securities Act of 1933 on May 31, 1995.

          17(a)     Form of Proxy Card.

          17(b)     Declaration of Rule 24f-2.


     Item 17.  Undertakings.

          1 The undersigned Registrant agrees that prior to any public offering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          2 The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                     SIGNATURES


     As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Boston and Commonwealth of Massachusetts, on the 17th day of November, 1995.

                                  DREYFUS MASSACHUSETTS MUNICIPAL
                                   MONEY MARKET FUND


                                  /s/ Marie E. Connolly*
                              By: ________________________________
                                  Marie E. Connolly
                                  President

     As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. This instrument may be executed in one or more counterparts, all of which shall together constitute a single instrument.


       Signatures                      Title                     Date
       ----------                      -----                     ----

       /s/ Marie E. Connolly*          President, Treasurer      November 17, 1995
       ----------------------
       Marie E. Connolly

       /s/ David W. Burke*             Trustee                   November 17, 1995
       ----------------------
       David W. Burke

       /s/ Samuel Chase*               Trustee                   November 17, 1995
       ----------------------
       Samuel Chase
       /s/ Joni Evans*                 Trustee                   November 17, 1995
       ----------------------
       Joni Evans

       /s/ Arnold S. Hiatt*            Trustee                   November 17, 1995
       ----------------------
       Arnold S. Hiatt
       /s/ David J. Mahoney*           Trustee                   November 17, 1995
       ---------------------
       David J. Mahoney






       Signatures                      Title                     Date
       ----------                      -----                     ----

       /s/ Burton N. Wallack*          Trustee                   November 17, 1995
       -----------------------
       Burton N. Wallack




     *By:  /s/Eric B. Fischman
          --------------------
           Eric B. Fischman,
           Attorney-in-Fact

                  DREYFUS MASSACHUSETTS MUNICIPAL MONEY MARKET FUND
                         REGISTRATION STATEMENT ON FORM N-14

                               REGISTRATION NO. 33-___

                                       EXHIBITS

          Exhibit:
          -------

          11(a) Opinion of Stroock & Stroock and Lavan, Counsel to Registrant, as to the legality of the securities being registered.

          11(b) Opinion of Ropes & Gray as to the legality of the securities being registered.

          12        Tax opinion and consent of Kirkpatrick & Lockhart LLP.

          14(a) Consent of Ernst & Young LLP, Independent Auditors to Registrant, as to the use of their report dated March 2, 1995 concerning the financial statements of Registrant dated January 31, 1995.

          14(b) Consent of KPMG Peat Marwick LLP, Independent Auditors to Dreyfus/Laurel Massachusetts Tax-Free Money Fund, as to the use of their report dated September 7, 1995 concerning the financial statements of Dreyfus/Laurel Massachusetts Tax-Free Money Fund dated June 30, 1995.

          17(a)     Form of Proxy Card.

          17(b)     Declaration of Rule 24f-2.